Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD.,

SATSUMA PHARMACEUTICALS, INC.

and

SNBL23 MERGER SUB, INC.

Dated as of April 16, 2023

i

4.25	Export Control and Trade Sanctions Laws	31
4.26	CFIUS Representations	32
4.27	Bank Accounts	32

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		32

5.1	Organization and Good Standing	32
5.2	Corporate Authority and Approval	33
5.3	No Conflicts; Consents	33
5.4	Litigation and Liabilities	34
5.5	Information Supplied	34
5.6	Brokers and Finders	34
5.7	Ownership and Operations of Purchaser	34
5.8	Sufficient Funds	34
5.9	No Vote of Parent Stockholders	34
5.10	Ownership of Shares	34

ARTICLE VI COVENANTS		35

6.1	Interim Operations	35
6.2	Company Acquisition Proposals; Company Change in Recommendation	38
6.3	Regulatory Approvals and Related Matters	43
6.4	Access; Consultation	44
6.5	Stock Exchange De-listing and De-registration	44
6.6	Publicity	44
6.7	Expenses	45
6.8	Indemnification; Directors’ and Officers’ Insurance	45
6.9	Takeover Statute	45
6.10	Control of the Company’s or Parent’s Operations	46
6.11	Section 16(b)	46
6.12	Approval by Sole Stockholder of Purchaser	46
6.13	Stockholder Litigation	46
6.14	Termination of Company Plans	46
6.15	Termination of Certain Agreements	46
6.16	FIRPTA Certificate	47
6.17	CVR	47

ARTICLE VII CONDITIONS		47

7.1	Conditions to Each Party’s Obligation to Effect the Merger	47
7.2	Frustration of Conditions	47

ARTICLE VIII TERMINATION		47

8.1	Termination by Mutual Consent	47
8.2	Termination by Either Parent or the Company	47
8.3	Termination by the Company	48
8.4	Termination by Parent	49
8.5	Company Termination Fee	49
8.6	Effect of Termination and Abandonment	50
8.7	Remedies	50

ARTICLE IX MISCELLANEOUS AND GENERAL		51

9.1	Survival	51
9.2	Modification or Amendment	51
9.3	Waiver	51

9.4	Counterparts; Effectiveness; .pdf Signature	51
9.5	Governing Law and Venue; Waiver of Jury Trial	51
9.6	Notices	52
9.7	Entire Agreement	53
9.8	No Third Party Beneficiaries	53
9.9	Obligations of Parent and of the Company	53
9.10	Severability	53
9.11	No Other Representations and Warranties	54
9.12	Interpretation	54
9.13	Certain Definitions	55
9.14	Assignment	63
9.15	Specific Performance	64

Schedule I	Conditions to the Offer
Schedule II	Strategic Alternatives Disclosure
Schedule III	Company Net Cash Calculation

Exhibit A	Form of Tender and Support Agreement
Exhibit B	Certificate of Merger
Exhibit C	Form of Contingent Value Rights Agreement

INDEX OF DEFINED TERMS

Acceptance Time	1.1(e)
Agreement	Preamble
AST	3.2(a)
Bankruptcy and Equity Exception	4.4(c)
Bylaws	2.5
Certificate	3.1(a)(ii)
Certificate of Incorporation	2.4
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Closing Vested Company Option Consideration	3.4(a)
Company	Preamble
Company 13E-3	1.3
Company Acquisition Proposal	6.2(d)
Company Alternative Acquisition Agreement	6.2(e)
Company Balance Sheet	4.6(c)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	4.1
Company Capital Stock	4.3(a)
Company Change in Recommendation	6.2(e)
Company Charter	4.1
Company Disclosure Letter	Article IV
Company Financial Advisor	4.21
Company In-bound License of IP	4.16(d)
Company Intervening Event	6.2(d)
Company Leases	4.19(c)
Company Licensed Registered IP	4.16(a)
Company Material Contract	4.13(b)
Company Owned Registered IP	4.16(a)
Company Permits	4.18(a)
Company Preferred Stock	4.3(a)
Company Registered IP	4.16(a)
Company SEC Documents	4.6(a)
Company Subsidiaries	4.1
Company Superior Proposal	6.2(d)
Contemplated Transactions	Recitals
CVR	1.1(a)
DGCL	Recitals
DPA	4.26
Effective Time	2.3
ERISA Affiliate	4.10(e)
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
Excluded Share	3.1(a)(i)
Excluded Shares	3.1(a)(i)
Expiration Time	1.1(d)(i)

Export Approvals	4.25
FDA Fraud Policy	4.18(d)
Filed Company Contract	4.13(a)
Filed Company SEC Documents	Article IV
Fraud	8.6
Indemnified Persons	6.8(a)
IRS	4.10(d)
Merger	Recitals
Merger Consideration	3.1(a)(i)
Purchaser	Preamble
Minimum Condition	1.1(a)(i)
Offer	Recitals
Offer Consideration	1.1(a)
Offer Documents	1.1(f)(i)(A)
Offer to Purchase	1.1(a)
Parent	Preamble
Parent 13E-3	1.3
Parent Board	Recitals
Parent Disclosure Letter	Article V
Parent Owned Shares	5.10(a)
Parties	Preamble
Party	Preamble
Permits	4.18(a)
Pre-Closing Period	6.1(a)
Representatives	6.2(a)
Required Consents	6.3(b)
Rule 13e-3	1.3
Schedule 13E-3	1.3
Schedule 14D-9	1.2(a)
Schedule TO	1.1(f)(i)(A)
Share	Recitals
Share Adjustment	1.1(c)
Shares	Recitals
Support Agreements	Recitals
Surviving Company	2.1
Termination Date	8.2(a)
Trade Laws	4.25
Uncertificated Shares	3.1(a)(ii)
Unvested Company Option	3.4(b)
Vested Company Option	3.4(a)
Vested Company Option Consideration	3.4(a)
WARN Act	4.11(f)
Willful Breach	8.6
Withholding Agent	3.2(f)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of April 16, 2023, is entered into by and among Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”), and SNBL23 Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Purchaser”). Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, it is proposed that Purchaser shall commence a tender offer (the “Offer”) to acquire any (subject to the Minimum Condition) and all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (collectively, the “Shares” and individually, a “Share”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, as soon as practicable following the consummation of the Offer, the Parties wish to effect a business combination through the merger of Purchaser with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”);

WHEREAS, in connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Shares shall have the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL (other than Shares to be cancelled in accordance with Section 3.1(a)(iii));

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger (the “Contemplated Transactions”), are advisable and in the best interests of the Company and its stockholders;

WHEREAS, the Company Board has adopted resolutions approving this Agreement and the Contemplated Transactions and, subject to Section 6.2, recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has adopted resolutions approving this Agreement, the execution of this Agreement and the consummation of the Contemplated Transactions;

WHEREAS, the board of directors of Purchaser, by resolutions duly adopted, has unanimously approved the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement, has approved and declared advisable this Agreement, and has resolved to recommend to its sole stockholder the adoption of this Agreement;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at or prior to the Effective Time, the Parent, the Purchaser and the Rights Agent will enter into the CVR Agreement;

WHEREAS, concurrently with the execution of this Agreement, the Support Stockholders have entered into tender and support agreements with Parent and Purchaser in substantially the form attached hereto as Exhibit A (the “Support Agreements”), pursuant to which, among other things, such Persons have agreed, on the terms and subject to the conditions set forth in the Support Agreements, to tender their Shares in the Offer and vote against certain proposals at meetings of the Company’s stockholders;

WHEREAS, the Company, Parent and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been validly terminated pursuant to Article VIII, as promptly as practicable after the date hereof (but in no event more than fifteen (15) Business Days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each Share accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for (x) the Per Share Price and (y) one contingent value right per Share (a “CVR”) representing the right to receive, subject to the terms and conditions of the CVR Agreement, the consideration set forth in the CVR Agreement (the CVRs together with the aggregate Per Share Price paid in accordance with this Section 1.1(a), the “Offer Consideration”), subject to the other provisions of this Article I. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to holders of the Shares pursuant to the Exchange Act and contains, to the extent required by the Exchange Act, the terms and conditions set forth in this Agreement (including Schedule I). Each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof (including Schedule I). The obligation of Purchaser to accept for purchase (and the obligation of Parent to cause Purchaser to accept for purchase) Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to:

(i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, upon the consummation of the Offer, together with the Shares then owned directly or indirectly by Parent, Purchaser or any direct or indirect Subsidiary of Parent (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), would represent at least a majority of the aggregate number of shares of the Company Capital Stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”); and

(ii) the other conditions set forth in Schedule I.

(b) Purchaser expressly reserves the right, at any time, to (i) increase the Offer Consideration to be paid in the Offer, (ii) waive or modify any of the conditions to the Offer and (iii) to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding anything to the contrary set forth herein, without the prior written consent of the Company, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, or any of the conditions set forth in Section (a), (b), or (c)(v) of Schedule I or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) reduces the Offer Consideration to be paid in the Offer (by proposing to change the Per Share Price, CVR or otherwise) or decreases the number of Shares sought in the Offer (other than in each case an adjustment made pursuant to Section 1.1(c)), (C) extends the Offer, other than in a manner required or permitted by Section 1.1(d), (D) imposes conditions to the Offer, other than those set forth in Schedule I, (E) amends, modifies or waives the Minimum Condition, (F) amends or modifies any term of or condition to the Offer (including the conditions in Schedule I) in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on the holders of the Shares or (G) extends or otherwise changes any time period for the performance obligations of Purchaser or Parent in a manner other than pursuant to and in accordance with this Agreement.

(c) Adjustments to Offer Consideration. In the event that during the Pre-Closing Period the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares which are issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, reorganization, subdivision, or other similar transaction (any of the foregoing transactions, a “Share Adjustment”), the Offer Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration; provided, however, that nothing in this Section 1.1(c) shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

(d) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Section 1.1(d), the Offer shall expire at midnight, Eastern Time, on the date that is twenty (20) Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (as such date and time may be extended, the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(d)(i) or anything to the contrary set forth in this Agreement (unless Parent receives the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion)):

(A) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or of Nasdaq, in any such case, which is applicable to the Offer, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents;

(B) in the event that any of the conditions to the Offer (other than the Minimum Condition, and other than any conditions that by their nature are to be satisfied at the Expiration Time (provided such conditions would be capable of being satisfied or validly waived were the Expiration Time to occur at such time)) have not been satisfied or waived (if permitted hereunder) as of any then-scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) Business Days each (or for such longer period as may be agreed by Parent and the Company), it being understood and agreed that Purchaser shall not be required to extend the Offer pursuant to this clause (B) beyond the Termination Date; and

(C) if as of any then-scheduled expiration of the Offer each condition to the Offer (other than the Minimum Condition, and other than any conditions that by their nature are to be satisfied at the Expiration Time (provided such conditions would be capable of being satisfied or validly waived were the Expiration Time to occur at such time)) has been satisfied or waived (if permitted hereunder) and the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of up to ten (10) Business Days each (with the length of each such period being determined in good faith by Parent) (or for such longer period as may be agreed by Parent and the Company in writing), it being understood and agreed that Purchaser shall not be required to extend the Offer pursuant to this clause (C) beyond the Termination Date;

provided, that, notwithstanding anything to the contrary in this Agreement, (1) any extension of the Offer pursuant to the foregoing clauses (A), (B) or (C) of this Section 1.1(d)(ii) shall not be deemed to impair, limit, or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to the terms of Section 8.1 and (2) Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer beyond the Termination Date.

(iii) Neither Parent nor Purchaser shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than in accordance with the provisions of this Agreement without the prior written consent of the Company.

(iv) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article VIII, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.

(v) Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s written request (no more often than once per day during the Offer (other than on the date of the then-scheduled expiration of the Offer)), provide the Company as soon as practicable with the most recent report then available from the Exchange Agent detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

(e) Payment for Shares. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the Expiration Time (as it may be extended in accordance with Section 1.1(d)(ii)) (or, at Parent’s election, concurrently with the Expiration Time if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”); provided, that Purchaser shall not accept for payment or pay for any Shares if, as a result, Purchaser would acquire less than the number of Shares necessary to satisfy the Minimum Condition. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and Purchaser shall provide or cause to be provided, to the Exchange Agent promptly following the Acceptance Time (and in any event prior to the Closing Date), the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. Purchaser shall promptly (and in any event within two (2) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time instruct Exchange Agent to pay for all Shares validly tendered (and not validly withdrawn) in the Offer. The Company shall instruct its transfer agent to register the transfer of the Shares accepted for payment by Purchaser in the Offer effective immediately after the Acceptance Time. The consideration in the Offer payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof.

(f) Schedule TO; Offer Documents.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(A) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement and other customary ancillary documents and any information required by Rule 13e-3 promulgated under the Exchange Act, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(B) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(C) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(D) subject to the Company’s compliance with Section 1.2 in all material respects, cause the Offer Documents to be disseminated to holders of the Shares as and to the extent required by the Exchange Act.

(ii) Each of Parent and Purchaser shall use its reasonable best efforts to ensure that each of the Schedule TO and the Offer Documents complies in all material respects with the requirements of the applicable provisions of the Exchange Act, Securities Act and any other applicable US federal securities Laws. The Company shall furnish in writing to Parent and Purchaser all information concerning the Company and its Subsidiaries that is required by applicable Law to be included in the Offer Documents so as to enable Parent and Purchaser to comply with their obligations under this Section 1.1(f). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents in order to satisfy applicable Law. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its Representatives for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable Law, or by the SEC or its staff or Nasdaq. Parent and Purchaser shall provide in writing to the Company and its counsel any written comments or other material communications that Parent, Purchaser or their counsel receive from the SEC or its staff with respect to the Offer Documents promptly after such receipt, and shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and any written communications to the SEC or its staff with respect to the Offer Documents, in each case, prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable) and shall permit the Company and its counsel to participate in any discussions with the SEC or its staff regarding any comments thereon. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Offer or the Merger, and the Company shall furnish all information concerning the Company and the holders of the Shares as may be reasonably requested in connection with any such actions.

1.2 Company Actions.

(a) Schedule 14D-9. The Company shall (i) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing (A), unless the Company Board of Directors has effected a Company Change in Recommendation in accordance with the terms of Section 6.2(f) or Section 6.2(g), the Company Board Recommendation and (B) a notice of appraisal rights in accordance with Section 262 of the DGCL and (ii) cause the Schedule 14D-9 to be mailed to the holders of Shares promptly after commencement of the Offer. The Company shall use its reasonable best efforts to ensure that the Schedule 14D-9 complies in all material respects with the requirements of the applicable provisions of the Exchange Act and any other applicable US federal securities Laws. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares (to the extent required by applicable Law) together with the Offer Documents. Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Law to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(a). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding Parent and Purchaser that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or its Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company shall provide in writing to Parent, Purchaser and their counsel any written comments or other material communications the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. The Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 and any written communications to the SEC or its staff with respect to the Schedule 14D-9, in each case, prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable) and shall permit Parent, Purchaser and their counsel to participate in any discussions with the SEC or its staff regarding any comments thereon. Unless the Company Board of Directors has effected a Company Change in Recommendation in accordance with the terms of Section 6.2(f) or Section 6.2(g), the Company shall include the Company Board Recommendation in the Schedule 14D-9. The Schedule 14D-9 shall include the fairness opinion of the Company’s financial advisor referenced in Section 4.22.

(b) Company Information. In connection with the Offer and the Merger, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Merger to the record and beneficial holders of the Shares, including a list, as of the most recent practicable date, of stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of the Shares, and lists of security positions of Shares held in stock depositories (including lists of stockholders of the Company, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of Shares, mailing labels and lists of security positions) as Parent and Purchaser or their Representatives may reasonably request in order to communicate the Offer and the Merger to the holders of Shares. Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Contemplated Transactions, Parent and Purchaser (and their respective Representatives) shall: (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions; (ii) use such information only in connection with the Contemplated Transactions; and (iii) in the event that this Agreement is terminated in accordance with Article VIII, as promptly as reasonably practicable, return to the Company or destroy all copies of such information then in their possession or control.

1.3 Schedule 13E-3. Parent and Purchaser shall include the information required by Rule 13e-3 promulgated under the Exchange Act (“Rule 13e-3”) with respect to the Offer in the Schedule TO in the Offer Documents in satisfaction of their obligations under Rule 13e-3 (together with all amendments and supplements thereto, and including all exhibits thereto, and the information required by Rule 13e-3 included in the Schedule TO, the “Parent 13E-3”). The Company shall separately file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, and the information required by Rule 13e-3, the “Company 13E-3” and the Company 13E-3 and the Parent 13E-3 each, a “Schedule 13E-3”). Each of Parent, Purchaser and the Company shall use their reasonable best efforts to ensure that the applicable Schedule 13E-3 complies in all material respects with the requirements of the applicable provisions of the Exchange Act and any other applicable US federal securities Laws. To the extent requested by the Company, Parent shall cause the Company 13E-3 to be mailed or otherwise disseminated to the holders of Shares (to the extent required by applicable Law) together with the Offer Documents. Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Law to be included in the Company 13E-3 so as to enable the Company to comply with its obligations under this Section 1.3. The Company shall furnish in writing to Parent and Purchaser all information concerning the Company and its Subsidiaries that is required by applicable Law to be included in the Parent 13E-3 so as to enable Parent and Purchaser to comply with its obligations under this Section 1.3. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding each Party that is necessary to include in the applicable Schedule 13E-3 in order to satisfy applicable Law. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or its Representatives for use in a Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect. The applicable Party shall take all steps necessary to cause such Schedule 13E-3, as so corrected, to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. Each Party shall provide in writing to the other Parties and their counsel any written comments or other material communications such Party or its counsel receive from the SEC or its staff with respect to its Schedule 13E-3 promptly after such receipt, and shall provide the other Parties and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Each Party shall provide the other Parties and their counsel a reasonable opportunity to review and comment on each Schedule 13E-3 and any written communications to the SEC or its staff with respect to the Schedule 13E-3, in each case, prior to the filing thereof with the SEC, and each Party shall give reasonable and good faith consideration to any reasonable comments made by the other Parties and their counsel (it being understood that such other

Parties and their counsel shall provide any comments thereon as soon as reasonably practicable) and shall permit such other Parties and their counsel to participate in any discussions with the SEC or its staff regarding any comments thereon. Unless the Company Board of Directors has effected a Company Change in Recommendation in accordance with the terms of Section 6.2(f) or Section 6.2(g), the Company shall include the Company Board Recommendation in the Company 13E-3.

ARTICLE II

THE MERGER; CLOSING; SURVIVING COMPANY

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article III. The Merger shall have the effects specified in this Agreement and shall be governed by Section 251(h) of the DGCL.

2.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) via the electronic exchange of required Closing documentation, as soon as practicable following the Acceptance Time, and in no event later than three (3) Business Days following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VII and Schedule I (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement or (b) at such other time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”). Subject to the terms and conditions hereof, the Parties shall take all necessary and appropriate actions to cause the Merger to be effected as soon as practicable after the Acceptance Time, without a meeting of the shareholders of the Company, in accordance with Section 251(h) of the DGCL.

2.3 Effective Time. Upon the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251(h) of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as may be agreed upon by the Parties in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

2.4 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety as set forth in the Certificate of Merger attached hereto as Exhibit A and as so amended and restated shall be the Certificate of Incorporation of the Surviving Company (the “Certificate of Incorporation”), until thereafter amended as provided therein or by applicable Law.

2.5 The Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated to conform to the bylaws of Purchaser (except that references to the name of Purchaser shall be replaced with the name of the Company) (the “Bylaws”), and as so amended and restated shall be the Bylaws of the Surviving Company until thereafter amended as provided therein or by applicable Law.

2.6 Directors of the Surviving Company. The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

2.7 Officers of the Surviving Company. The officers of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

3.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Purchaser:

(i) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury or held by Parent, Purchaser or any of their Subsidiaries, if any (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”) and Dissenting Shares) shall be automatically converted into the right to receive (A) the Per Share Price and (B) one CVR representing the right to receive, subject to the terms and conditions of the CVR Agreement, the consideration set forth in the CVR Agreement (the CVRs together with the aggregate Per Share Price paid in accordance with this Section 3.1, the “Merger Consideration”).

(ii) At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares and Dissenting Shares) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, without interest, in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 3.2, in the case of certificated Shares, and upon receipt by the Exchange Agent of an “agent’s message” in customary form in accordance with Section 3.2(g) in the case of Uncertificated Shares.

(iii) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holder thereof, cease to be outstanding, and be cancelled without payment of any consideration therefor and shall cease to exist.

(b) Purchaser. Each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Company, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Company.

3.2 Exchange of Certificates.

(a) Exchange Agent and Exchange Fund. Prior to the Effective Time, the Parties shall designate American Stock Transfer & Trust Company, LLC (“AST”) or if AST is unwilling or unable serve then such other mutually agreeable bank or trust company as the depository and exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Uncertificated Shares and shall obtain no rights or interests in the shares represented thereby. At or prior to the Acceptance Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent, by wire transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Per Share Price to which such holders of Shares become entitled pursuant to Section 1.1(e) and Section 3.1(a)(i) (such cash, the “Exchange Fund”) for payment to the holders of Shares pursuant to Section 1.1(e) and Section 3.1(a)(i).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Exchange Agent shall mail to each holder of record of Shares represented by a Certificate (other than holders of Excluded Shares) or Uncertificated Shares (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Uncertificated Shares to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Uncertificated Shares (including instructions for sending an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request)) to the Exchange Agent. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) to the Exchange Agent in accordance with the terms of such letter of transmittal or with respect to Uncertificated Shares receipt of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request) by the Exchange Agent, the holder of such Certificate or Uncertificated Share shall be entitled to receive in exchange therefor an amount in cash and CVRs pursuant to Section 3.1(a)(i), less any required Tax withholdings as provided in Section 3.2(f). The Certificate or Uncertificated Share so surrendered shall forthwith be cancelled. Until due surrender of the Certificates or Uncertificated Share, each Certificate and Uncertificated Share shall be deemed, from and after the Effective Time, to represent only the right to receive cash and CVRs pursuant to Section 3.1(a)(i). In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the applicable portion of Merger Consideration to be exchanged upon due surrender of the Certificate or Uncertificated Share pursuant to Section 3.1(a) may be issued and paid to such transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such payment shall pay any transfer Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Shares for one hundred eighty (180) days after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares and Dissenting Shares) who has not theretofore complied with Section 3.2(b) shall thereafter look only to Parent for delivery of any cash and CVRs (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(g)) or Uncertificated Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the cash and CVRs issuable or payable pursuant to this Article III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f) Withholding Rights. Each of the Parent, the Purchaser, the Company, the Surviving Company and the Exchange Agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including any consideration payable pursuant to the Merger and any payments under the CVR Agreement, to any holder of Shares, Company Options, or any other recipient of payments hereunder any amounts it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted by the Withholding Agent to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.

(g) Uncertificated Shares. Any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III in respect of such Uncertificated Shares. In lieu thereof, each registered holder of one or more Uncertificated Shares whose Shares were converted into the right to receive the Merger Consideration, shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and the Surviving Company shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time, the Merger Consideration for each Uncertificated Share, and the Uncertificated Shares of such holder shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to a holder of Uncertificated Shares.

3.3 Adjustments to Prevent Dilution. In the event that during the Pre-Closing Period the Company effects a Share Adjustment, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

3.4 Treatment of Equity Awards and ESPP.

(a) At the Effective Time, each outstanding, unexercised Company Option that is vested at the Effective Time, or that vests as a result of the consummation of the Contemplated Transactions (each, a “Vested Company Option”) and has an exercise price per Share that is less than the Per Share Price shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted automatically into the right to receive (i) an amount (without interest) in cash, equal in value to (A) the total number of Shares subject to the Vested Company Option multiplied by (B) the excess, if any, of the Per Share Price over the exercise price per Share underlying such Vested Company Option, less applicable Taxes required to be withheld with respect to such payment (the “Closing Vested Company Option Consideration”), and (ii) a CVR (together, the “Vested Company Option Consideration”). The

Closing Vested Company Option Consideration shall be paid to (i) any holders who are employees or former employees of the Company through payroll, less applicable withholdings and deductions within 30 days following the Closing and (ii) all other holders, through the Company’s accounts payable. At the Effective Time, each Vested Company Option that has an exercise price per Share that is greater than or equal to the Per Share Price will be cancelled immediately for no consideration or payment and without any further action on the part of any Person. Following the Effective Time, no Vested Company Option shall remain outstanding, and each former holder of a Vested Company Option shall cease to have any rights with respect thereto, except for the right (if any) to receive the Vested Company Option Consideration in exchange for such Vested Company Option in accordance with this Section 3.4(a).

(b) At the Effective Time, each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled immediately for no consideration or payment. Following the Effective Time, no Unvested Company Option shall remain outstanding, and each former holder of a Unvested Company Option shall cease to have any rights with respect thereto.

(c) Notice of Option Treatment. As soon as practicable following the execution of this Agreement, the Company shall deliver to each holder of a Company Option a letter describing the treatment of such Company Option pursuant to this Section 3.4, and providing instructions for obtaining payment with respect to such Company Option, if any, following the Effective Time, which payment, if any, shall be conditioned on such holder timely executing and delivering to the Company an acknowledgement of and release with respect to the cancellation of the Company Option (an “Option Acknowledgement”); provided that prior to such delivery, the Company shall provide Parent with drafts of each form of Option Acknowledgement and shall incorporate all of Parent’s reasonable comments.

(d) Further Action. At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions which are necessary to effectuate the treatment of the Company Options as set forth in this Section 3.4. As of the Effective Time, the Company Stock Plans will terminate and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock of the Company or any Company Subsidiary will be cancelled.

(e) No current offering periods are underway under the ESPP as of the date of this Agreement. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the ESPP (including, if appropriate, amending the terms of the ESPP) to provide that no offering periods will commence under the ESPP following the date of this Agreement and the ESPP shall terminate prior to the Effective Time.

3.5 CVR Agreement. At or prior to the Acceptance Time, the Parent and the Purchaser will authorize and duly adopt, execute and deliver, and will ensure that a duly qualified Rights Agent executes and delivers, the CVR Agreement to the Company, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent (provided that such revisions are not, individually or in the aggregate, materially detrimental to any holder of CVRs).

3.6 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 3.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1, and shall not thereafter be deemed to be Dissenting Shares.

(c) The Company shall give Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless the Parent shall have given its written consent to such payment or settlement offer, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as set forth in the statements contained in this Article IV except as set forth in the Company SEC Documents filed with, or furnished to, and publicly available after January 1, 2021 but prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures to the extent such disclosures are predictive or forward-looking in nature, other than, in each case, historical facts included therein) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Company Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries (such Subsidiaries of the Company, the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has filed with the SEC true and complete copies of the amended and restated certificate of incorporation of the Company, dated as of September 17, 2019 (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement, dated as of September 17, 2019 (the “Company Bylaws”), in each case as in effect on the date of this Agreement.

4.2 Company Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries and any shares of capital stock, voting securities or equity interests in any other entity which interests are owned by the Company or any Company Subsidiary have been validly issued and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material Liens, other than Permitted Liens or Liens arising under applicable securities Laws. Section 4.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b) Except as set forth on Section 4.2(b) of the Company Disclosure Letter, and except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 300,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.0001 (the “Company Preferred Stock” and, together with the Shares, the “Company Capital Stock”). At the close of business on April 14, 2023, (i) 33,152,498 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, (iv) 5,958,303 Shares were reserved and available for issuance pursuant to the Company Stock Plans, including 5,205,659 Shares issuable upon exercise of outstanding Company Options (whether or not vested and whether or not granted under the Company Stock Plans), (v) 724,258 Shares were reserved for issuance pursuant to the ESPP, and (vi) no Shares are subject to outstanding purchase rights under the ESPP. Except as set forth in this Section 4.3(a), at the close of business on April 14, 2023, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on April 14, 2023 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Shares upon the exercise of Company Options, in each case, outstanding at the close of business on April 14, 2023 and in accordance with their terms in effect at such time. The Company has delivered or made available to Parent copies of all Company Stock Plans covering the Company Options outstanding as of the date of this Agreement, and the forms of all stock option agreements evidencing such Company Options.

(b) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise, settlement or vesting of the Company Options will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws, any Contract to which the Company is a party or otherwise bound, or by applicable Law. Except as set forth above in this Section 4.3 there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Other than (1) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Other than as contemplated by this Agreement, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of the Company’s stockholders is a party to (i) any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or (ii) any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) No Subsidiary of the Company owns any Shares.

4.4 Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Contemplated Transactions. On or prior to the date of this Agreement, the Company Board adopted resolutions, by vote at a meeting duly called, at which the requisite participating directors of the Company were present, and in support of the Company Board Recommendation. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(b) Assuming (i) the satisfaction of the Minimum Condition, (ii) the absence of any amendment, modification or other change to the DGCL or this Agreement that would render Section 251(h) of the DGCL inapplicable to this Agreement and (iii) the accuracy of Parent’s and Purchaser’s representations and warranties set forth in Section 5.10, no vote of the holders of Shares is necessary to adopt or approve the Contemplated Transactions.

(c) The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

(d) Prior to the date of this Agreement, assuming the accuracy of Parent’s and Purchaser’s representations and warranties set forth in Section 5.10, the Company and the Company Board have taken all action necessary to exempt each of the execution and delivery of this Agreement and the Contemplated Transactions, or make not subject, to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation or (iii) any provision of the organizational documents of the Company and the Company Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

4.5 No Conflicts; Consents.

(a) Except as set forth on Section 4.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the Contemplated Transactions will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any Company Material Contract or any material Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.5(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.5(b) of the Company Disclosure Letter, no Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by, or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Contemplated Transactions, other than (i) (A) the filing with the SEC of the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 in definitive form, and (B) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Contemplated Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company are qualified to do business, (iii) such filings with Nasdaq as are required to permit the consummation of the Offer and the Merger, and (iv) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.6 Company SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since December 31, 2022 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed (or, if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or, if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form

10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments); provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(c) Except (i) as reflected or reserved against in the Company’s consolidated unaudited balance sheet as of February 28, 2023 (or the notes thereto) (the “Company Balance Sheet”) as included in the Company SEC Documents, (ii) for liabilities and obligations incurred since the date of the Company Balance Sheet in the ordinary course of business that are not required to be reflected or reserved against in the Company Balance Sheet and (iii) for liabilities and obligations incurred as permitted by this Agreement or in connection with the Contemplated Transactions, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. For purposes of this Section 4.6, the term “liabilities” shall not include liabilities or obligations of the Company or any Company Subsidiary to perform under or comply with any applicable Law, action, Judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

4.7 Internal Controls and Procedures.

(a) Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(b) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, and that receipts and expenditures of the Company and Company Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company and the Company Subsidiaries’ properties or assets that could have a material effect on the Company’s financial statements.

(c) Except as set forth on Section 4.7(c) of the Company Disclosure Letter, the Company is, and since January 1, 2021 has been, in compliance in all material respects with the applicable Nasdaq listing and corporate governance rules and requirements.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements.

4.8 Absence of Certain Changes. From the date of the Company Balance Sheet until the date of this Agreement, except as contemplated or permitted hereby, there has not been a Company Material Adverse Effect. From the date of the Company Balance Sheet until the date of this Agreement, except as contemplated hereby, (a) the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the ordinary course of the Company’s business in all material respects and (b) except as set forth on Section 4.8 of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has taken any action that would have required the consent of the Parent under Section 6.1(a) had such action or event occurred after the date of this Agreement.

4.9 Litigation and Liabilities. As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a liability or obligation that is material to the Company and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the Merger. As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

4.10 Benefits Matters; ERISA Compliance.

(a) Section 4.10(a) of the Company Disclosure Letter (i) sets forth a true, complete and correct list of each material Company Plan, and (ii) specifies, with respect to each such Company Plan, the applicable jurisdiction covered by such Company Plan, and identifies each Company Plan that is maintained or sponsored by a professional employer organization.

(b) True and complete copies of the following documents, with respect to each material Company Plan, where applicable, have been provided or made available to Parent on or prior to the date of this Agreement: (i) all documents embodying or governing such Company Plan (or, if unwritten, a written summary thereof), and all amendments thereto, and to the extent applicable, any related trust or other funding vehicle, (ii) the most recent determination letter or opinion letter received from or issued by the IRS with respect to each Company Plan intended to qualify under Section 401 of the Code, (iii) the three most recently filed IRS Form 5500s, (iv) the most recent actuarial valuation report, (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto, (vi) all non-discrimination testing for the three most recently completed plan years, and (vii) all non-routine correspondence to and from any Governmental Entity.

(c) All Company Plans are, and have been established, operated and administered, in compliance with their terms and applicable Laws (including, if applicable, ERISA and the Code) in all material respects. Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code and applicable guidance thereunder and no payment to be made under any Company Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. Each Company Option has been granted with an exercise price equal to fair market value on the date of grant (or repricing, as the case may be) and is not subject to taxation under Section 409A of the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and no breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Plan that would reasonably be expected to result in any liability to the Company or any Company Subsidiary. None of the Company nor any Company Subsidiary or ERISA Affiliate is subject to any penalty or Tax with respect to any Company Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each Company Subsidiary and ERISA Affiliate have timely made all contributions, distributions, reimbursements and payments that are due with respect to each Company Plan, and all contributions, distributions, reimbursements and payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued with respect to each Company Plan. Each Company Plan can be amended, terminated or otherwise discontinued at any time in accordance with its terms, without liability to Parent, the Company or any Company Subsidiary (other than ordinary administration expenses).

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter or can rely upon a favorable opinion letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each non-U.S. Company Plan, to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval.

(e) Neither the Company nor any Company Subsidiary nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (each, an “ERISA Affiliate”) has, within the past six (6) years, maintained or contributed to, or has, within the past six (6) years, been obligated to maintain or contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA) or any other defined benefit pension plan, (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, (iii) a “funded welfare plan” within the meaning of Section 419 of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) There are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened against any Company Plan or against the assets of any Company Plan. There are no pending or, to the Knowledge of the Company or any Company Subsidiary, threatened audits, inquiries, investigations or proceedings relating to the Company Plans or any fiduciary or service provider thereof, and to the Knowledge of the Company and Company Subsidiaries, there is no reasonable basis for any such, audits, inquiries, investigations or proceedings. The Company and each Company Subsidiary is in compliance in all material respects with the applicable requirements of Section 4980B of the Code and any similar state law, and the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(g) Except as set forth on Section 4.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions could reasonably be expected to, either alone or in combination with any other event, (i) result in any payment becoming due to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary (outside of the Vested Company Option Consideration), (ii) increase the amount or value of any compensation or benefits under any Company Plan or otherwise payable to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary, (iii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits, (iv) result in forgiveness (in whole or in part) of any outstanding loan to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary, (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code and whether or not such payment is considered to be reasonable compensation for service rendered) becoming due to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary or (vi) limit the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary for any excise or additional tax, interest or penalties incurred by such individual under Section 4999 or Section 409A of the Code.

(h) Neither the Company nor any Company Subsidiary provides, is required to provide, or has promised to provide, any post-employment or post-retirement health, medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

4.11 Labor Matters.

(a) The Company has provided to Parent a complete and correct list, as of the date of this Agreement, of all current employees, consultants, and independent contractors of the Company and a Company Subsidiary which sets forth the following information with respect to each, as applicable: (i) name (or identification number, if required by applicable Law), (ii) status as an employee, consultant, or independent contractor, (iii) title or position, (iv) the entity or entities by which such individual is employed or engaged, (v) hire date, (vi) current annual or hourly base compensation or retention rate, (vii) target bonus or incentive compensation rates for current fiscal year, (viii) accrued but unused vacation or paid time off, (ix) active or inactive status, (x) full-time or part-time status, (xi) exempt or nonexempt status; and (xii) employment or engagement location.

(b) Except as set forth on Section 4.11(b) of the Company Disclosure Letter or in accordance with applicable Laws, all employees of the Company and the Company Subsidiaries are employed on an at will basis and their employment can be terminated at any time, with or without notice, severance, or other similar benefit, for any reason or no reason at all. No employee of the Company or a Company Subsidiary has been granted the right to continued employment by the Company or any successor. Except as set forth on Section 4.11(b) of the Company Disclosure Letter, the engagements of all consultants and independent contractors are terminable by the Company without advance notice, termination fee, or other penalty.

(c) The Company and the Company Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws related to labor and employment, including but not limited to, those pertaining to payment of wages and other compensation, overtime, meal and rest break requirements, classification of employees as exempt or non-exempt and classification of workers as employees or independent contractors, hours of work, leaves of absence, equal opportunity, discrimination, harassment, immigration, occupational health and safety, workers’ compensation, background checks, hiring, pre-employment tests, affirmative action, equal pay, restrictive covenants and the payment of social security and other Taxes. There are no, and since January 1, 2020, there have not been any, litigation, charges, investigations, administrative proceedings, governmental audits, governmental investigations, arbitrations, mediation, or complaints related to labor or employment matters (including the matters listed in the foregoing sentence), including any such proceedings threatened or pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity, against or involving the Company or any Company Subsidiary or pertaining to any Company (or Company Subsidiary) employee or independent contractor. The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from all payments accrued up to the Closing Date to employees, consultants, and independent contractors of the Company and a Company Subsidiary and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) The Company and the Company Subsidiaries have, since January 1, 2020, (i) properly classified their U.S.-based employees as exempt or nonexempt under all applicable Laws, and (ii) properly classified their workers as employees or independent contractors under all applicable Laws.

(e) The Company and Company Subsidiary are not, and have never been, party to any collective bargaining or other contract with any labor union or organization. No labor organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification, and to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no organizing activities, and there are no strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary.

(f) The Company is in full compliance with the Worker Readjustment and Notification Act (29 USC §2101) and any other similar Laws or other legal requirements (collectively, the “WARN Act”). The Company has never engaged in any redundancies, reductions in force, mass layoffs, plant closings, or other employment action that required, or reasonably could have required, advance notice under the WARN Act. No Company employees have experienced an “employment loss,” as defined in the WARN Act, in the past 90 days.

(g) As of the date of this Agreement, since January 1, 2020, (i) no claims, allegations, or reports of discrimination, retaliation, harassment, or sexual harassment have been made to the Company against an employee, consultant, or independent contractor of the Company or any Company Subsidiary and (ii) the Company has never conducted any investigations or entered into any settlement agreements with respect to any such claims, allegations, or reports.

4.12 Compliance with Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable Laws and Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2021, there has been no, proceeding, action, notice, order of forfeiture or complaint, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law. There is no actual or threatened revocation, cancellation, termination, suspension, restriction, adverse modification or non-renewal of any Company Permit. The actions of the applicable Governmental Entities granting all Company Permits have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or threatened any application, petition, objection or other pleading with any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any Company Permits.

4.13 Contracts.

(a) Except for this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 4.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of (i) each Contract to which the Company or any of the Company Subsidiaries is a party that (A) restricts the ability of the Company or the Company Subsidiaries to compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, (B) would, to the Knowledge of the Company, restrict in any material respect the ability of Parent or any of its Subsidiaries to compete in any business or with any Person in any geographical area after the Effective Time, (C) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, (D) provides for “exclusivity” or any similar requirement in favor of any third party in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, or (E) would require disclosure under Item 404 of Regulation S-K, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries, (iii) each Company Lease, (iv) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole, (v) each Contract for Company Licensed IP, (vi) each Contract under which the Company or any Company Subsidiary provides an express covenant not to sue for infringement of Intellectual Property Rights, (vii) each employment agreement, offer letter, independent contractor agreement, or other Contract with any current employee, consultant, and independent contractor of the Company or a Company Subsidiary that is not immediately terminable at-will by the Company without notice, severance, or other cost or liability, (viii) each Contract providing for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that may or will become due as a result of the Merger; (ix) each Contract related to or pursuant to which conduct of any research, development (clinical or otherwise), manufacture, or commercialization of the Company product candidate STS101 (or component thereof); and (x) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing material liability or material obligation of the Company or any Company Subsidiaries) or calls for aggregate payments or receipts by the Company and its Subsidiaries of more than $50,000 over the remaining term of such Contract. Each Contract or undertaking of the type described in this Section 4.13(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 4.13(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Company Material Contract is in full force and effect and (iii) none of Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

4.14 Environmental Matters. Except for matters that, individually or in the aggregate, are not reasonably likely to result in a liability that is material to the Company and its Subsidiaries, taken as a whole: (i) neither the Company nor any of its Subsidiaries is or has since January 1, 2021 been in violation of any Environmental Law; (ii) the Company and its Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and its Subsidiaries are in compliance with such permits, licenses and other authorizations; (iii) the Company has not received any written notice or otherwise have Knowledge of any allegations that the Company is in violation of or subject to any Legal Proceeding arising under any Environmental Laws which remains unresolved; (iv) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened, that alleges a breach, violation or liability under Environmental Laws; (v) the Company has not manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material, and no property is contaminated with any such Hazardous Material in a manner that would result in liability pursuant to Environmental Law; and (vi) the Company has not retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company or any of the Company’s current or former facilities.

4.15 Taxes. Except as set forth on Section 4.15 of the Company Disclosure Letter:

(a) The Company and the Company Subsidiaries have filed all income and other material Tax Returns that are or have been required to be filed by them, and all such Tax Returns were true, correct and complete in all material respects. All Taxes of the Company and the Company Subsidiaries have been timely paid (whether or not shown or required to be shown on any Tax Return). None of the Company or the Company Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return other than customary extensions for which no approval is required. There are no security interests or other encumbrances on any of the assets of the Company or any Company Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens. No written claim has ever been made in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or the Company Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(b) The Company and the Company Subsidiaries have timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) There is no dispute, audit, investigation, proceeding or claim concerning any Tax liability of the Company or any Company Subsidiary raised by any Governmental Entity in writing that remains unpaid, and none of the Company or Company Subsidiaries has received written notice of any threatened disputes, audits, inquiries, investigations, proceedings or claims relating to any Taxes.

(d) None of the Company or any Company Subsidiary has, or has had, any permanent establishment or other taxable presence in any jurisdiction other than its jurisdiction of incorporation.

(e) None of the Company or any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is currently in effect.

(f) There are no agreements relating to the indemnification, reimbursement, allocating or sharing of Taxes to which the Company or any Company Subsidiary is a party other than customary agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes.

(g) None of the Company or the Company Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group filing Tax Returns on a consolidated, affiliated, combined, unitary or similar basis other than the affiliated group of which the Company is the common parent or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) as a transferee or successor, by contract or otherwise by operation of law.

(h) Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(i) None of the Company Subsidiaries that is a foreign corporation for U.S. federal income Tax purposes (i) will recognize a material amount of “subpart F income” within the meaning of Section 952 of the Code or “global intangible low-taxed income” within the meaning of Section 951A of the Code during a taxable year that includes but does not end on the Closing Date, (ii) has any “investments of earnings in United States property” as defined in Section 956 of the Code, or (iii) is or was required to include any amount as “subpart F income” pursuant to Section 965(a) of the Code.

(j) None of the Company or any Company Subsidiary is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(k) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(l) There are no Tax rulings, requests for rulings, or “closing agreements” (as described in Section 7121 of the Code or any corresponding provision of state, local or non-U.S. Tax Law) relating to the Company or any Company Subsidiary that have been received, agreed to, or are pending with any Governmental Entity.

(m) Section 4.15(m) of the Company Disclosure Letter sets forth the entity classification of the Company and each of the Company Subsidiaries for U.S. federal income tax purposes. The Company has not made an election or taken any other action to change its U.S. federal and state income tax classification from such classification.

(n) Neither the Company nor any Company Subsidiary has ever been a distributing or controlled corporation in a transaction intended to qualify under Section 355 of the Code.

(o) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of state, local or non-U.S. Law).

(p) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing as a result of any: (i) adjustment under Section 481 of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law), or use of an improper method of accounting, that occurred prior to the Closing Date; (ii) installment sale or other open transaction disposition made prior to the Closing Date; (iii) prepaid amount or deferred revenue received prior to the Closing Date outside of the ordinary course of business; or (iv) any intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law) arising prior to the Closing Date.

(q) The Company and each Company Subsidiary is in compliance in all material respects with all applicable transfer pricing laws and regulations. The prices for any property or services (or for the use of any property) provided by or to the Company or any Company Subsidiary are arm’s length prices for purposes of all applicable transfer pricing laws, including the Treasury Regulations promulgated under Section 482 of the Code.

4.16 Intellectual Property.

(a) For each item of material Registered IP within the Company Owned IP (“Company Owned Registered IP”), and each item of material Registered IP within the Company Licensed IP (“Company Licensed Registered IP” and, collectively with Company Owned Registered IP, the “Company Registered IP”), other than Company Registered IP owned by Parent or its Affiliates, Section 4.16(a) of the Company Disclosure Letter identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application, patent or registration number and (iv) any other co-owners. To the Knowledge of the Company, each of the patents and patent applications included in the Company Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Knowledge of the Company, as of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than patent prosecution activities being conducted before a Governmental Entity in the ordinary course of business) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company Registered IP listed on Section 4.16(a) of the Company Disclosure Letter is being or has been contested or challenged.

(b) The Company owns all right, title and interest in and to all material Company Owned IP (other than as disclosed on Section 4.16(b) of the Company Disclosure Letter), free and clear of all Liens other than Permitted Liens and any Lien caused or created by any action or failure to act by any Person other than the Company or any Company Subsidiary, and, to the Knowledge of the Company, has the right, pursuant to valid agreements to use all material Company Licensed IP used to conduct the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement. To the

Knowledge of the Company, the Company has executed valid and enforceable written agreements with each of its former directors, officers, employees, consultants and independent contractors and Company Associates who were or are, as applicable, engaged in creating or developing any material Company Owned IP, pursuant to which each such Person has: (i) agreed to hold all trade secrets and confidential information of the Company in confidence both during and after (subject to the terms of the applicable agreement) such Person’s employment or retention, as applicable; and (ii) presently assigned to the Company all of such Person’s rights, title and interest in and to all material Intellectual Property Rights, created or developed for the Company or any Company Subsidiary in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, no party thereto is in default or breach of any such agreements.

(c) To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution is being used to create material Company Owned IP (other than as disclosed on Section 4.16(c) of the Company Disclosure Letter), except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights to such material Company Owned IP or the right to receive royalties for the practice of such material Company Owned IP.

(d) Section 4.16(d) of the Company Disclosure Letter sets forth each exclusive license agreement pursuant to which the Company (i) is granted a license under any Company Licensed IP owned by any third party that is used in the conduct of the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement (each a “Company In-bound License of IP”), other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the ordinary course of business, or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company under a Company In-bound License of IP, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, service agreements.

(e) To the Knowledge of the Company: (i) the operation of the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement does not infringe any valid and enforceable Registered IP owned by any other Person or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Company IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) (A) against the Company alleging that the operation of the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person (B) by the Company that another Person has infringed, misappropriated or otherwise violated any of the Company IP. Since January 1, 2021, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company and the Company Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) The Company has taken reasonable security and other measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other confidential technical information. To the Knowledge of the Company, no trade secret, know-how, or proprietary information material to the business (with respect to know-how or proprietary information, that has not been publicly disclosed) of the Company and the Company Subsidiaries as conducted as of the date of this Agreement has been authorized to be disclosed or has been actually disclosed by the Company or any Company Subsidiary to any Person other than pursuant to a non-disclosure agreement or other agreement restricting the disclosure and use of such Intellectual Property Rights or proprietary information.

(g) None of the Company Owned IP material to the business as conducted as of the date of this Agreement or, to the Knowledge of the Company, Company Licensed IP material to the business as conducted as of the date of this Agreement, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company IP, other than patent prosecution activities being conducted before a Governmental Entity in the ordinary course of business.

4.17 Privacy; Data Processing; Security.

(a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance with all Privacy and Data Processing Requirements. To the Knowledge of the Company, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the transactions of the Contemplated Transactions will not, conflict with or result in any violation of any Privacy and Data Processing Requirement, other than any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there is no and has been no Legal Proceeding against or involving the Company or any Company Subsidiary relating to the Processing of Company Data, privacy, data protection, or security that has resulted in or would reasonably be expected to result in a liability or obligation that is material to the Company and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the Merger.

(b) The Company and its Subsidiaries have since January 1, 2021 implemented and maintained commercially reasonable and appropriate security plans, policies, and measures, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no, and has been no, breach, security incident, or accidental, unlawful, or unauthorized access to, or other Processing of, Company Data, that has resulted in or would reasonably be expected to result in a liability or obligation that is material to the Company and its Subsidiaries, taken as a whole.

4.18 Regulatory Matters.

(a) The Company and each of its Subsidiaries have all material permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entities (collectively, “Permits”) required to conduct the research, development (clinical or otherwise), manufacture, or commercialization of the Company product candidate STS101 or otherwise the Company’s and each of the Subsidiary’s business as currently conducted, including all such Permits required by any Governmental Entity, except for such Permits the absence of which would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries (the “Company Permits”). The Company has timely submitted all renewal applications, reports, forms, registrations and documents required to be filed and paid all fees and assessments in connection with the Company Permits and has not received any written notice from a Governmental Entity alleging that it has failed to hold any Company Permit. The Company is in compliance with the rules and regulations of the Governmental Entity issuing such Company Permit.

(b) The Company Permits are in full force and effect, except for any failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries. The Company and each of its Subsidiaries is in compliance under such Company Permits, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, the Company and each of its Subsidiaries: (i) is and at all times has been in compliance, with the Health Care Laws; (ii) has not received any written notice or correspondence from any Governmental Entity alleging or asserting any noncompliance with any Company Permit or Health Care Law; and (iii) has not received written notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Company Permit and, to the Knowledge of the Company, there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action. Neither the Company nor any of its Subsidiaries has been subject to any adverse inspection, finding, penalty assessment or other Legal Proceeding or investigation or non-routine audit by any Governmental Entity, nor are there any non-routine internal investigations or inquiries currently being conducted by the compliance program of the Company that would reasonably be expected to be materially adverse to the Company.

(d) All applications, filings, reports, documents, claims, submissions and notices required to be filed, maintained, or furnished to any Governmental Entity, including the FDA, by the Company or its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including adverse event reports with regard to any Company products. Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation regarding the Company or its products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto (“FDA Fraud Policy”), or otherwise. Since January 1, 2021, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries has made an untrue statement of material fact to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke the FDA Fraud Policy or any similar policy. Since January 1, 2021, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been convicted of any crime for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law. No claims, actions, proceedings or investigation that would reasonably be expected to result in a material debarment or exclusion are pending or, to the Knowledge of the Company, threatened, against the Company or, to the Knowledge of the Company, any of its directors, officers, employees or agents.

(e) Neither the Company nor any of the Company Subsidiaries is or has at any time been a party to any corporate integrity agreement, judgment, order, deferred prosecution agreement, monitoring agreement, consent decree or settlement agreement that (i) requires the payment of money by the Company or any Company Subsidiary to a Governmental Entity, (ii) requires any recoupment of money of the Company or any Company Subsidiary by any Governmental Entity or (iii) prohibits or limits any activity currently conducted by such Person under any Health Care Law. Neither the Company nor any of the Company Subsidiaries is a defendant or named party in any current or pending qui tam or False Claims Act litigation.

(f) Neither the Company, the Company Subsidiaries, any of their respective directors or officers, employees, nor, to the Knowledge of the Company, independent contractors or agents, (i) has been or is currently debarred, excluded, or suspended from contracting with the federal or state government or from participating in any payment program, including Federal Health Care Programs, (ii) is currently subject to or has been threatened with, an investigation or proceeding that could reasonably be expected to result in such debarment, exclusion or suspension, or (iii) has been assessed or threatened with assessment of civil monetary penalties pursuant to 42 C.F.R. Part 1003.

(g) The Company and the Company Subsidiaries have never, directly or indirectly, conducted or coordinated research that have been conducted, or supported with any federal funds or grants. Each of the Company and the Company Subsidiaries, as applicable, maintains in compliance all records required to be maintained under FDA and Research Laws, and/or are necessary to document research subjects’ consent/authorization to participate in research conducted or coordinated by the Company or any Company Subsidiary. All financial relationships between the Company, a Company Subsidiary, or officer, employee, or agent thereof, on the one hand, and any: (i) sponsor, funder, or supporter of research or clinical trials conducted by the Company, a Company Subsidiary, or any employee, agent or affiliate thereof; or (ii) pharmaceutical or device company, distributor, wholesaler, or any officer, employee, representative, agent, of affiliate thereof (including but not limited to pharmaceutical representatives and sales employees, contract research organizations, site management organizations or similar Persons) are in compliance with the FDA and Research Laws. No officer, employee or agent of a member of the Company (or any Company Subsidiary) (including any physician investigator engaged by such Person) has been, or has been threatened in writing to be: (a) debarred under FDA proceedings under 21 U.S.C. § 335a; (b) disqualified under FDA investigator disqualification proceedings; (c) subject to FDA’s Application Integrity Policy; or (d) subject to any enforcement proceeding arising from false statements to FDA pursuant to 18 U.S.C. § 1001.

(h) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, (i) the studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of the Company or any of its Subsidiaries including with respect to Company product candidate STS101 are being conducted or have been conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company or its Subsidiaries and all applicable laws and regulations and (ii) since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written notices or correspondence from a Governmental Entity or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any investigational new drug application, studies, tests or preclinical or clinical trials conducted by or on behalf of the Company or any of its Subsidiaries. There have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any Company product, or seizures ordered or adverse regulatory actions taken (or, to the Knowledge of the Company, threatened) by the FDA or any other Governmental Entity with respect to any of the Company products or any facilities where any such products are tested, produced, processed, packaged or stored.

4.19 Insurance; Properties.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each insurance policy of the Company or any Company Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy are purposed to be in effect, (ii) neither the Company nor any of the Company Subsidiaries is (with our without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy, (iii) there is no claim by the Company or any of the Company Subsidiaries pending under any such policies that to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice.

(b) Neither the Company nor any of the Company Subsidiaries owns any real property or any interest in real property.

(c) Section 4.19(c)(i) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of all written Company Leases (or a written description of any oral Company Leases) for all of the parcels of Leased Company Property. The Company and each of the Company Subsidiaries holds valid and existing leaseholder interest in the Leased Company Property and has complied in all material respects with the terms of all leases, subleases and licenses of Leased Company Property (the “Company Leases”), and all the Company Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.19(c)(ii) of the Company Disclosure Letter, to the Knowledge of the Company, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any portion of any premises subject to a Company Lease. Neither the Company nor any of the Company Subsidiaries could be required to expend more than $20,000 in causing any Leased Company Property to comply with the surrender conditions set forth in the applicable Company Lease. The Company and each of the Company Subsidiaries has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect thereto. Neither the Company nor any Company Subsidiary is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions. The Company expects to be able to continue to have the right to occupy the Leased Company Property through the remainder of the term of the applicable Company Lease.

4.20 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 will, at the date each is first mailed to each of the Company’s stockholders or at the Acceptance Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Company 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Purchaser for inclusion or incorporation by reference therein.

4.21 Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than the Persons set forth on Section 4.21 to the Company Disclosure Letter (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company or the Company Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between the Company or its Subsidiaries and the Company Financial Advisor relating to the transactions contemplated hereby; provided, that the Company shall keep such agreements confidential.

4.22 Opinion of Financial Advisor. As of the date of this Agreement, the Company Board (in its capacity as such) has received a written opinion (or an oral opinion to be confirmed in writing) of one of the Company Financial Advisors, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Offer Consideration and the Merger Consideration to be received by the holders of Shares (other than Parent, Purchaser or their respective Affiliates) was fair, from a financial point of view, to the holders of Shares (other than Parent, Purchaser or their respective Affiliates). The Company shall, promptly following the execution of this Agreement by all Parties, furnish a copy of such written opinion to Parent solely for informational purposes (it being agreed that none of the Parent or Purchaser, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinion).

4.23 Section 203 of the DGCL. Assuming the accuracy of Parent’s and Purchaser’s representations and warranties in Section 5.10, the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) and any other “takeover” law shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other Contemplated Transactions.

4.24 Certain Business Practices. The Company and the Company Subsidiaries (including any of their officers, directors, employees, or, to the Knowledge of the Company, agents or other Person acting on their behalf) have at all times been, and are currently, fully in compliance with all applicable Anti-Corruption and Anti-Bribery Laws. None of Company, any Company Subsidiaries, including any officer, director, employee, or to the Knowledge of the Company, agent or other Person acting on their behalf, has, directly or indirectly (A) made, offered, authorized, or promised to make or requested, agreed to receive or accepted any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive which would cause them to be in violation of any Anti-Corruption and Anti-Bribery Laws or (B) offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Governmental Official, for purposes of (i) influencing any act or decision of any Governmental Official in their official capacity, (ii) inducing any Governmental Official to do or omit to do any act in violation of their lawful duty, (iii) securing an improper advantage or (iv) inducing any Governmental Official to use their influence improperly to affect or influence any act or decision of a Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. There are no pending or, to the Knowledge of the Company, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or its Subsidiaries with respect to any Anti-Corruption and Anti-Bribery Laws, nor, to the Knowledge of the Company, is there any reasonable basis therefor. The Company and the Company Subsidiaries have established and maintain compliance programs and reasonable internal controls and procedures to ensure the Company and the Company Subsidiaries (including any of their officers, directors, employees, agents or other Person associated with or acting on their behalf) do not violate the Anti-Corruption and Anti-Bribery Laws.

4.25 Export Control and Trade Sanctions Laws. The Company and the Company Subsidiaries have at all times conducted export, re-export and in-country transactions in accordance with all applicable import/export and trade sanctions Laws, including those under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120- 130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and all comparable applicable export and import Laws outside the United States for each country where the Company or the Company Subsidiaries conduct business (collectively, “Trade Laws”). Without limiting the foregoing, (i) the Company and the Company Subsidiaries have obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import, re-export and transfer of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and the Company Subsidiaries are in compliance with the terms of all applicable Export Approvals; (iii) the Company and the Company Subsidiaries have never, directly or indirectly, sold, exported, reexported, transferred or provided any products, software, services or technology to any destination, entity, or person in Cuba, Iran, North Korea, Syria, or the Donetsk People’s Republic, the Luhansk People’s Republic, or Crimea Regions of Ukraine or to any Restricted Person; (iv) there are no pending or threatened Legal Proceedings against the Company or the Company Subsidiaries with respect to such Export Approvals or Trade Laws; (v) no Export Approvals for the transfer of export licenses to Purchaser are required, or if required, such Export Approvals can be obtained expeditiously without cost; (vi) none of the Company or any Company Subsidiary is a Restricted Person and no Person affiliated with the Company or any Company Subsidiary, including its employees, is a Restricted Person; and (vii) none of the Company, any Company Subsidiary, any Person affiliated with the Company, or any Person affiliated with any Company Subsidiary has any presence, directly or indirectly, in a country subject to comprehensive sanctions under the Trade Laws.

4.26 CFIUS Representations. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of one (1) or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

4.27 Bank Accounts. Section 4.27 of the Company Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of all (a) bank accounts or safe deposit boxes under the control or for the benefit of the Company and the Company Subsidiaries, (b) the names of all Persons authorized to draw on or have access to such accounts and safe deposit boxes, and (c) the balance of such accounts and safe deposit boxes.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as set forth in the statements contained in this Article V except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article V, and the disclosure in any section of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article V to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

5.1 Organization and Good Standing.

(a) Parent (i) is duly organized or formed and validly existing pursuant to the Laws of its jurisdiction of organization or formation; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Purchaser (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Purchaser has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Purchaser will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. Parent is the sole record and beneficial stockholder of Purchaser.

5.2 Corporate Authority and Approval. Each of Parent and Purchaser has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations under this Agreement; and (c) subject to adoption of this Agreement by Parent in its capacity as sole stockholder of Purchaser, consummate the Contemplated Transactions. The execution and delivery of this Agreement by each of Parent and Purchaser, the performance by each of Parent and Purchaser of their respective covenants and obligations under this Agreement, and, subject to adoption of this Agreement by Parent in its capacity as sole stockholder of Purchaser, the consummation of the Contemplated Transactions, have each been duly authorized by all necessary corporate or other action on the part of each of Parent and Purchaser and no additional corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Contemplated Transactions (including the Offer and the Merger). This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

5.3 No Conflicts; Consents.

(a) Except as set forth on Section 5.3(a) of the Parent Disclosure Letter and assuming compliance with the applicable provisions of the DGCL, the execution and delivery of this Agreement by Parent and Purchaser does not, and the performance by Parent and Purchaser of their respective obligations hereunder and the consummation of the Contemplated Transactions will not, (i) conflict with, or result in any violation of any provision of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Purchaser, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Purchaser, (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 5.3(b), any Judgment or Law, in each case, applicable to Parent or Purchaser or their respective properties or assets (assuming that Parent, in its capacity as sole stockholder of Purchaser, adopts this Agreement), other than, in the case of clauses (ii) or (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Assuming the accuracy of the Company’s representations and warranties in Section 4.5(b), no Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Parent, Purchaser or any of their Affiliates in connection with the execution and delivery of this Agreement or each of their performance of their respective obligations hereunder or the consummation of the Contemplated Transactions, other than (i) (A) the filing with the SEC of the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 in definitive form, (B) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Contemplated Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iii) such filings with and approvals of Nasdaq as are required to permit the consummation of the Offer and the Merger and (iv) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

5.4 Litigation and Liabilities. As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or Purchaser that would have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Judgment outstanding against Parent or Purchaser that would have a Parent Material Adverse Effect.

5.5 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 will, at the date it is first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents and the Parent 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Purchaser with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

5.6 Brokers and Finders. No broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

5.7 Ownership and Operations of Purchaser. Parent, directly or indirectly, owns beneficially all of the outstanding shares of common stock of Purchaser. Purchaser was formed solely for the purpose of engaging in the Offer and the Merger, has engaged in no other business activities, and has incurred no liabilities or obligations other than as contemplated hereby or as otherwise required or incidental to negotiate, execute, deliver and effect the Contemplated Transactions. The authorized shares of common stock of Purchaser consist of 1000 shares, all of which are validly issued and outstanding. All of the issued and outstanding shares of Purchaser are directly owned by Parent, free and clear of any Liens other than Liens imposed under any federal or state securities Laws.

5.8 Sufficient Funds. Parent has available to it, and will have on the Closing Date, the funds (including the Company’s cash on hand), necessary to (i) consummate the Offer, the Merger and the other Contemplated Transactions and to make all of the payments contemplated by Article I in connection with the Offer and Article III in connection with the Merger, (ii) pay any and all fees and expenses required to be paid at Closing by Parent and Purchaser in connection with the Merger, and (iii) satisfy all of the other payment obligations of Parent and Purchaser contemplated hereunder. Parent acknowledges and agrees that notwithstanding anything to the contrary contained herein, its obligation to consummate the Offer or the Merger is not subject to Parent, Purchaser or any of their Affiliates obtaining or retaining any financing.

5.9 No Vote of Parent Stockholders. No vote of the stockholders of Parent is required by Law or the certificate of incorporation or bylaws of Parent in order for Parent to consummate the Offer or the Merger.

5.10 Ownership of Shares.

(a) As of the date of this Agreement, Parent, Purchaser and their respective Affiliates collectively beneficially own, and will continue to beneficially own at all times prior to the consummation of the Contemplated Transactions, 2,794,113 Shares (the “Parent Owned Shares”) All of the Parent Owned Shares are directly owned by Parent, Purchaser or their respective Affiliates, free and clear of all material Liens other than Permitted Liens or Liens arising under applicable securities Laws.

(b) As of the date of this Agreement, Parent, Purchaser and their respective Affiliates do not, and since September 11, 2019, have not, “owned” (as such term is defined in Section 203(c) of the DGCL), directly or indirectly, any Shares or other securities convertible into, exchangeable into or exercisable for Shares, other than the Parent Owned Shares or pursuant to any employee benefit plan of Parent.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) Conduct of Business by the Company. Except for (i) matters set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as otherwise expressly permitted or contemplated by this Agreement (including to effect any of the Contemplated Transactions), (iii) as required by applicable Law, (iv) in connection with the COVID-19 pandemic, to the extent reasonably necessary, (A) to protect the health and safety of the Company’s or any of its Subsidiaries’ employees, (B) to respond to third party supply or service disruptions caused by the COVID-19 pandemic or (C) as required by any applicable Law, directive or guideline from any Governmental Entity arising out of, or otherwise related to, the COVID-19 pandemic (including any response to COVID-19), (v) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms (such time, the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to, (i) use commercially reasonable efforts to conduct its business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and material business relationships and keep available the services of its current officers and employees, including in each case necessary for or related to the research, development (clinical or otherwise), manufacture or commercialization of Company product candidate STS101. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter, or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following (provided that no such consent of Parent may be required to the extent the Company reasonably believes, based on its outside counsel’s advice, that obtaining such consent may violate any Laws):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding of Shares to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, and (3) the acquisition, repurchase or redemption by the Company of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to acquire Shares held by any officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Company or any Company Subsidiary upon termination of such Person’s employment or engagement by the Company or any Company Subsidiary;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, other than Permitted Liens, (except for transactions among the Company and wholly owned Company Subsidiaries) (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, or (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, except, in each case of (A)-(C), for issuing Shares upon the exercise of Company Options or other equity awards outstanding under the Company Stock Plans in accordance with their respective terms as of the date hereof;

(iii) (A) amend the Company Charter or the Company Bylaws (including by merger, consolidation or otherwise) or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary (including by merger, consolidation or otherwise) except, in the case of each of the foregoing clauses (A) and (B) as may be required by applicable Law;

(iv) except as required by applicable Law, existing written commitment or as required by the terms of any Company Plan set forth in Section 4.10 of the Company Disclosure Letter as in effect on the date hereof and other than due to de minimis administrative amendments that do not have the effect of materially enhancing any benefits thereunder or otherwise result in a material increase of costs to the Company: (A) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits payable to any employee, consultant, or independent contractor of the Company or a Company Subsidiary; (B) grant, announce or pay any new, retention, change in control or other similar bonus to any employee, consultant, or independent contractor of the Company or a Company Subsidiary, (C) grant any new Company Options or other equity-based awards or amend or modify the terms of any outstanding Company Options or other equity-based awards, (D) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation, (E) pay or agree to pay to any person any pension, retirement allowance or other post-termination benefit not required by the terms of any Company Plan existing as of the date hereof, (F) enter into any new, or amend any existing, employment or severance or termination agreement with any Company employee, other than with non-officer employees in the ordinary course, (G) establish, amend, terminate, or increase the benefits or costs provided under, any Company Plan, other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise result in increased costs to the Company, (H) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or the Company Subsidiaries, or (I) hire, promote or terminate (without cause) any employee, consultant, or independent contractor of the Company or the Company Subsidiaries;

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or SEC rules and regulations (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person (other than any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries);

(vii) sell, lease (as lessor), license, covenant not to assert, mortgage, abandon, allow to lapse, and leaseback or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any properties, rights or assets (including any Company IP) that are material to the Company and its Subsidiaries taken as a whole (including any that are necessary for or related to the research, development (clinical or otherwise), manufacture or commercialization of Company product candidate STS101), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (C) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 6.1(a)(viii) and guarantees thereof or (D) for any transactions among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;

(viii) incur any Indebtedness, except for intercompany Indebtedness among the Company and the wholly owned Company Subsidiaries in the ordinary course of business;

(ix) incur, authorize or commit to incur any material capital expenditures other than (A) consistent in all respects with the capital expenditure budget set forth in the operating plan delivered to Parent on April 14, 2023 in the Microsoft excel file entitled “STSA Monthly Cash Projections FINAL (04.14.2023)” (the “Operating Plan”); (B) pursuant to obligations imposed by Company Material Contracts or Company Leases; (C) pursuant to agreements in effect prior to the date of this Agreement or (D) Transaction Expenses;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create material obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (A) equal to or less than the amounts reserved with respect thereto on the Company SEC Documents or (B) other than as contemplated by Section 6.13 not in excess of $25,000 in the aggregate;

(xi) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries;

(xii) abandon, allow to lapse, subject to a Lien (other than Permitted Liens), assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, any Company IP, or enter into licenses or agreements that impose material restrictions upon the Company or any Company Subsidiaries with respect to any Company IP owned by any third party, in each case including any Company IP that are necessary for the research, development, manufacture or commercialization of Company product candidate STS101;

(xiii) other than in the ordinary course of business, materially amend or modify any Company Material Contract or enter into, materially amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xiv) except as required by applicable Law, make, change or revoke any material Tax election, change any method of Tax accounting or annual Tax accounting period, amend any income or other material Tax Return, settle any claim, action or proceeding relating to material Taxes, waive any statute of limitations for any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), obtain or request any Tax ruling or closing agreement, or surrender any right to obtain a material Tax refund;

(xv) enter into any new line of business outside of its and the Company Subsidiaries’ existing business;

(xvi) commence any clinical trial of any product candidate of the Company;

(xvii) dissolve or liquidate the Company or any Company Subsidiary;

(xviii) conduct any activity, incur any material obligations or costs or enter into any agreement with respect thereto, except as consistent in all material respects with the Operating Plan; or

(xix) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Notice of Material Events. During the Pre-Closing Period, each Party shall promptly notify the other Party in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII or Schedule I impossible or unlikely or (in the case of the Company) that has had or could reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, a Party shall promptly advise the other Party in writing of (i) any claim asserted or Legal Proceeding commenced, or, to the Party’s Knowledge, either: (A) with respect to a Governmental Entity, overtly threatened; or (B) with respect to any other Person, threatened in writing, in each case against, relating to, involving or otherwise affecting any of the Contemplated Transactions; (ii) any knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or any of the other Contemplated Transactions; and (iii) any other material Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any Party or its respective Subsidiaries. No notification given pursuant to this Section 6.1(b) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of such Party contained in this Agreement.

(c) Net Cash Reports. During the Pre-Closing Period, the Company shall provide an unaudited monthly report setting forth the Company Net Cash expected at Closing as of the end of each calendar month, which shall be delivered within twenty (20) days after the end of such month, or such longer periods as the parties may agree to in writing.

(d) All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 6.1 shall be in writing and shall be deemed given as provided for in Section 9.6, and, in each case, shall be addressed to such individuals as the Parties shall designate in writing from time to time.

6.2 Company Acquisition Proposals; Company Change in Recommendation.

(a) No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 6.2, the Company shall not, and the Company shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall cause its and their respective investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, along with such directors, officers and employees, “Representatives”) to not, directly or indirectly:

(i) solicit, initiate, induce, encourage or facilitate (including by way of granting a waiver under Section 203 of the DGCL), any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) participate in any discussions or negotiations or cooperate in any way with any Person regarding any proposal or offer the consummation of which would constitute a Company Acquisition Proposal;

(iii) provide any information or data concerning the Company or any of its Subsidiaries to any Person in connection with any proposal the consummation of which would constitute a Company Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Company Acquisition Proposal;

(iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal;

(v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s organizational or other governing documents; or

(vi) resolve, publicly propose or agree to do any of the foregoing.

The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement, the Company shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Company Acquisition Proposal within the last 90 days, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Company Acquisition Proposal, effective on the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to, but not after, the Acceptance Time, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was made after the date of this Agreement and has not been withdrawn) which did not result from a breach, in any material respect, of this Section 6.2 and so long as it has provided prior written notice to Parent of the identity of such Person and its intention to engage or participate in any discussions or negotiations with any such Person, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Licensing Agreement’s confidentiality and non-use terms are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of a Company Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation that (A) such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. The Company shall promptly (and, in any event, within 24 hours) notify Parent (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Company Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep Parent informed, on a current basis (and in any event within 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibits the Company from complying with its obligations under this Section 6.2. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibit the Company from complying with its obligations under this Section 6.2.

(d) Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means any proposal (other than a proposal or offer by Parent or any of its Subsidiaries) for (i) any merger, reverse merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; (ii) issuance or acquisition of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; (iii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and of the Company Subsidiaries that constitute or account for (x) more than 20% of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (y) more than 20% of the fair market value of the consolidated assets of the Company; or (iv) any liquidation or dissolution of the Company.

“Company Intervening Event” means any event or development that has a material effect on the Company and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Company Board prior to the Acceptance Time and (ii) does not relate to (A) a Company Acquisition Proposal or (B) (1) any changes in the market price or trading volume of the Company, (2) the Company meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself, (3) any event or development generally affecting the industries in which Company operates or in the economy generally or other general business, financial or market conditions, (4) any change in any applicable Law and (5) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by the Company or Parent (or refrained to be taken by the Company or Parent) pursuant to the Agreement or the consummation of the Contemplated Transactions.

“Company Superior Proposal” means any bona fide, binding, written Company Acquisition Proposal on terms which the Company Board determines in its good faith judgment, after consultation with outside counsel and an independent financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders in their capacities as such from a financial point of view than the Offer and the Merger (after taking into account any revisions to the terms of the Contemplated Transactions pursuant to Section 6.2(f) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal); provided that for purposes of the definition of “Company Superior Proposal”, the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

(e) No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 6.2(f) and Section 6.2(g), the Company Board and each committee of the Company Board shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Purchaser, the Company Board Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, or remove the Company Board Recommendation from or fail to include the Company Board Recommendation in the Schedule 14D-9 (each, a “Company Change in Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(a)) relating to or that could reasonably be expected to lead to any Company Acquisition Proposal or requiring the Company (or that would require or could reasonably be expected to require the Company) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the Contemplated Transactions (a “Company Alternative Acquisition Agreement”).

(f) Fiduciary Exception to No Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(e), following receipt of an unsolicited, bona fide written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of this Section 6.2 and with respect to which the Company has received a written, definitive form of Company Alternative Acquisition Agreement that has not been withdrawn, and the Company Board determining in good faith, after consultation with independent financial advisors of nationally recognized reputation and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company Board may, at any time prior to the Acceptance Time, make a Company Change in Recommendation with respect to such Company Superior Proposal, if all of the following conditions are met:

(i) the Company shall have complied in all material respects with the provisions of this Section 6.2 and shall have (A) provided to Parent four Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other written documents and a summary of the material terms of oral communications related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation, and (B) prior to making such a Company Change in Recommendation, (x) engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent; and

(ii) the Company Board shall have determined, in good faith, after consultation with independent financial advisors of nationally recognized reputation and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Company Change in Recommendation Due to Company Intervening Event. Notwithstanding anything to the contrary set forth in Section 6.2(e), upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the Acceptance Time, make a Company Change in Recommendation, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Company Intervening Event shall require a new notice and an additional two Business Day period), and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation and (B) prior to making such a Company Change in Recommendation, engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent in such a manner that the failure of the Company Board to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company Board shall have determined in good faith, after consultation with independent financial advisors of nationally recognized reputation and outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed in writing by Parent, the failure to make a Company Change in Recommendation, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Company Board is affirmed or remains unchanged; provided, further, that this Section 6.2(h) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Sections 6.2(f) or 6.2(g). The Company shall not submit to the vote of its stockholders any Company Acquisition Proposal or Company Superior Proposal prior to the termination of this Agreement.

6.3 Regulatory Approvals and Related Matters.

(a) Each Party shall cooperate with each other Party and shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party in connection with any Governmental Entity, with respect to the Merger and the transactions contemplated hereby, and to submit promptly any information reasonably requested by any Governmental Entity. Each of the Company and Parent shall give the other Party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Contemplated Transactions, keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and in connection with any such Legal Proceeding, each of the Company or Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding.

(b) Subject to the immediately following sentence, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 6.3(c), each Party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each of the Consents set forth on Section 6.3(b) of the Company Disclosure Letter (the “Required Consents”); and (iii) shall use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger.

(c) Notwithstanding anything to the contrary contained in this Section 6.3, neither Parent, Purchaser or the Company shall have any obligation under this Agreement to divest or agree to divest (or cause any of its Subsidiaries to divest or agree to divest) any of its respective material businesses, material product lines or material assets, or to take or agree to take (or cause any of its Subsidiaries to take or agree to take) any other material action or agree (or cause any of its Subsidiaries to agree) to any material limitation or material restriction on any of its respective material businesses, material product lines or material assets and neither Parent, Purchaser or the Company shall do any of the foregoing without the prior consent of the other parties.

(d) The Company and Parent each shall promptly furnish the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Contemplated Transactions, other than immaterial communications.

6.4 Access; Consultation.

(a) Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent and its Representatives reasonable access (at the requesting Party’s cost) under the supervision of appropriate personnel of the Company and its Subsidiaries, during normal business hours during the period prior to the Effective Time, to the Company’s, and each of its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the other all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by the other; provided that no investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to permit any invasive sampling or testing or to disclose any information pursuant to this Section 6.4 to the extent that (i) in the reasonable good faith judgment of such Party, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further that with respect to clauses (i) through (iii) of this Section 6.4(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.4 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. All requests for information made pursuant to this Section 6.4 shall be directed in writing to an executive officer of the Company, or such Person as may be designated by any such executive officer.

6.5 Stock Exchange De-listing and De-registration. The Company and Parent shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the Nasdaq Global Market to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as possible following the Effective Time.

6.6 Publicity. The initial press release with respect to the Offer, the Merger and the other Contemplated Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Offer, the Merger and the other Contemplated Transactions and any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable Party is consistent with prior press releases issued or public statements made in compliance with this Section 6.6, or (d) any internal announcements to employees regarding the Merger so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party) or (e) with respect to any Company Change in Recommendation made in accordance with this Agreement or the other Party’s response thereto.

6.7 Expenses. Except as otherwise provided in Section 8.5, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Offer, the Merger and the other Contemplated Transactions shall be paid by the Party incurring such expense.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of or prior to the date of this Agreement (the “Indemnified Persons”) for their acts and omissions as directors and officers of the Company occurring prior to the Acceptance Time, as provided in the Company Charter and Company Bylaws and as provided in any indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement), shall survive the Merger and Parent shall cause such rights to be observed and complied with by the Surviving Company to the fullest extent permitted by Delaware Law for a period of six years from the date on which the Merger becomes effective.

(b) Without limiting the generality of the provisions in Section 6.8(a), from and after the Acceptance Time, the Surviving Company shall (and Parent shall cause the Surviving Company to), indemnify and hold harmless each Indemnified Person against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acceptance Time, whether asserted or claimed prior to, at or after the Acceptance Time, to the fullest extent permitted under or required by applicable Law or the indemnification agreements in effect on the date of this Agreement. Parent also agrees to promptly advance expenses as incurred by each Indemnified Person to the fullest extent permitted under or required by applicable Law or the indemnification agreements in effect on the date of this Agreement.

(c) Prior to the Acceptance Time, the Company shall purchase, at its expense (and as reflected in the Company Net Cash), a six year “tail policy” for the existing Side A policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered or made available by the Company to Parent prior to the date of this Agreement at a premium not to exceed 200% of the annual premiums currently paid by the Company for such insurance.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.8.

6.9 Takeover Statute. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Contemplated Transactions and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Contemplated Transactions, take all action reasonably appropriate to ensure that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

6.10 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all actions reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Contemplated Transactions and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Contemplated Transactions, take all action reasonably appropriate to ensure that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

6.11 Section 16(b). The board of directors of the Company (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions within its control as may be necessary or appropriate to cause the Contemplated Transactions and any other dispositions of equity securities of the Company in connection with the Contemplated Transactions by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.12 Approval by Sole Stockholder of Purchaser. Immediately following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Purchaser, shall adopt this Agreement and approve the Merger, in accordance with Delaware Law, by written consent.

6.13 Stockholder Litigation. The Company shall notify Parent, in writing and promptly after acquiring knowledge thereof, of any litigation related to this Agreement, the Offer, the Merger or the other Contemplated Transactions that is brought against or, to the Knowledge of the Company, threatened against, the Company, its Subsidiaries and/or any of their respective directors or officers (such litigation, “Transaction Litigation”) and shall keep the Parent informed on a reasonably current basis with respect to the status thereof. The Company shall provide the Parent (a) the opportunity to participate in the defense of any such Transaction Litigation and (b) the right to review and comment on all material filings or responses to be made by the Company in connection with any such Transaction Litigation (and the Company shall in good faith take such comments and other advice into consideration). The Parties agree to cooperate in the defense and settlement of any such Transaction Litigation, and the Company shall not settle any such Transaction Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) (any such Transaction Litigation settled in accordance with this Section 6.13, “Settled Transaction Litigation”). Without limiting in any way the Parties’ obligations under Section 6.4, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any Transaction Litigation contemplated by this Section 6.13.

6.14 Termination of Company Plans. The Company shall take any and all actions required (including, without limitation, the adoption of resolutions by the Company Board of Directors, which shall be subject to approval by Parent) to terminate the Company Stock Plans, and to amend, suspend or terminate any other Company Plan Parent so requests (which request shall be made not less than ten (10) Business Days prior to the Effective Time), in each case effective immediately prior to the Effective Time to the extent such actions are permitted by Law (including any required prior notice obligations).

6.15 Termination of Certain Agreements. The Company shall cause the Contracts set forth in Section 6.15 of the Company Disclosure Letter to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of the Parent or the Surviving Company.

6.16 FIRPTA Certificate. The Company shall deliver to Parent, on or prior to Closing, a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(4), together with an accompanying notice meeting the requirements of Treasury Regulation Section 1.897-2(h), to the effect that the Shares are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

6.17 CVR. Parent shall deliver to the Company, on or prior to the Acceptance Time, the CVR Agreement, duly executed by Parent, Purchaser and the Rights Agent and the CVR Agreement shall be in full force and effect at the Acceptance Time.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Purchase of Shares. Purchaser shall have accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and such Shares accepted shall be equal to or in excess of the Minimum Condition.

(b) Law; Judgment. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2 Frustration of Conditions. None of the Company, Parent or Purchaser may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, or Schedule I, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time by either Parent or the Company if:

(a) the Acceptance Time shall not have been occurred by 11:59 p.m. (Pacific Standard time) on July 15, 2023 (the “Termination Date”), provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to any party whose material breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur by the Termination Date;

(b) the Offer shall have terminated or expired in accordance with its terms as a result of the non-satisfaction of the Minimum Condition (subject to the rights and obligations of Parent or Purchaser to extend the Offer pursuant to Section 1.1(d)(ii)); provided, however, that the right to terminate this Agreement under this Section 8.2(b) shall not be available to (x) Parent or Purchaser if Parent or Purchaser shall have failed to comply in any material respect with their respective obligations under Section 1.1(d)(ii) or Section 1.1(e) or (y) the Company if the Company shall have failed to comply in any material respects with its obligations under Section 1.2 or Section 6.2(a); or

(c) any Law or Judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement under this Section 8.2(c) shall not be available to any Party if its material breach of any provision of this Agreement has been the cause of, or resulted in the failure of the Acceptance Time to occur by the Termination Date.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time by the Company if:

(a) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that:

(i) (w) any of the representations and warranties of Parent or Purchaser contained in this Agreement (except for the representations and warranties contained in Sections 5.1 (Organization and Good Standing), 5.2 (Corporate Authority and Approval), and 5.6 (Brokers and Finders)) shall not be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement or at and as of the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case not as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (x) any of the representations and warranties of Parent or Purchaser contained in Sections 5.1 (Organization and Good Standing), Section 5.2 (Corporate Authority and Approval), and 5.6 (Brokers and Finders) shall not be true and correct in all material respects at and as of the date of this Agreement or at and as of the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case not as of such earlier date); (y) any of the representations and warranties of Parent or Purchaser set forth in Section 5.8 (Sufficient Funds) shall not be true and correct in all respects at and as of the date of this Agreement or at and as of the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case not as of such earlier date); or (z) either Parent or Purchaser shall not have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Acceptance Time; and

(ii) such breach or failure to be true is not curable by the Termination Date or, if curable, is not cured prior to the earlier of (i) 20 days following notice to Parent from the Company of such breach or failure and (ii) the date that is three Business Days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(b) (i) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 6.2, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 6.2, enters into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal that did not result from a material breach of this Agreement, and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5(a); or

(c) the CVR Agreement shall not have been executed by Parent, Purchaser or the Rights Agent or shall not be in full force and effect at the Acceptance Time.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time by Parent if:

(a) (i) the Company Board shall have made a Company Change in Recommendation, (ii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or Company 13E-3, (iii) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by the Parent or an Affiliate of the Parent) and the Company Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer; or (iv) the Company shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 6.2; or

(b) at any time prior to the Effective Time, by action of the Parent Board, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Section (c)(i) and Section (c)(ii) of Schedule I would not be satisfied by the Termination Date and such breach or failure to be true is not curable by the Termination Date or, if curable, is not cured prior to the earlier of (i) 20 days following notice to the Company from Parent of such breach or failure and (ii) the date that is three Business Days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement.

8.5 Company Termination Fee.

(a) If this Agreement is terminated (x) by Parent pursuant to Section 8.4(a) (Company Change in Recommendation) or (y) by the Company pursuant to Section 8.3(b) (Company Superior Proposal), then the Company shall, within two Business Days after such termination in the case of clause (x) or concurrently with such termination in the case of clause (y), pay Parent the Termination Fee.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (Termination Date) or Section 8.2(b) (Minimum Condition), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been publicly made to the Company or its stockholders and not publicly withdrawn, and (iii) within 12 months after the date of a termination in either of the cases referred to in clause (i) of this Section 8.5(b), the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal which is subsequently consummated, then the Company shall pay the Termination Fee concurrently with such consummation; provided that solely for purposes of Section 8.5(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

8.6 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in this Section 8.6 and in Section 9.1) shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided that no such termination shall relieve (1) any Party from any liability for Fraud or Willful Breach of this Agreement prior to such termination and (2) the Company from any obligation to pay, if applicable, the Termination Fee pursuant to Section 8.5. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act. “Fraud” means, with respect to any Party, an act by such Party in the making of a representation or warranty in Article IV or Article V, as applicable, or in any certificate delivered pursuant hereto, and that (a) constitutes a false, materially incomplete or materially inaccurate representation of a material fact set forth in the representations and warranties in Article IV or Article V, as applicable, or in any certificate delivered pursuant hereto; (b) is made with knowledge by the Party making such representation or warranty that such representation or warranty is false, materially incomplete or materially inaccurate; (c) is made with a specific intention by the Party making such representation or warranty to induce the Party to whom such representation or warranty was made to act or refrain from acting in reliance upon it; (d) causes that Party to whom such representation or warranty was made to take or refrain from taking action; and (e) causes such Party to whom such representation or warranty was made to suffer damage by reason of such reliance.

8.7 Remedies.

(a) Each Party acknowledges that the agreements contained in Section 8.5 are an integral part of the Contemplated Transactions, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the Termination Fee pursuant to Section 8.5 and, in order to obtain such Termination Fee, Parent commences a suit which results in a judgment against the Company, the Company shall pay to the Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Termination Fee at the prime rate in effect on the date the Termination Fee was required to be paid through the date of full payment thereof.

(b) Parent acknowledges and agrees that the monetary remedies set forth in Section 8.5 and the specific performance remedies set forth in Section 9.15 shall be the sole and exclusive remedies of Parent and Purchaser against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated except in the case of Fraud or a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such Fraud or Willful Breach), and upon payment of such amount, none of the Company and the Company Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, except for the liability of the Company in the case of Fraud or a Willful Breach of any covenant, agreement or obligation.

(c) Company acknowledges and agrees that the specific performance remedies set forth in Section 9.15 shall be the sole and exclusive remedies of the Company and the Company Subsidiaries against Parent, Purchaser and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss as a result of the failure of the Contemplated Transactions to be consummated except in the case of Fraud or a Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such Fraud or Willful Breach).

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent and Purchaser in Section 6.7 (Expenses), and Section 6.8 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.14 (Assignment)) and the agreements of the Company, Parent and Purchaser contained in Section 6.4 (Access, Consultation), Section 6.7 (Expenses), Section 8.5 (Company Termination Fee), Section 8.6 (Effect of Termination and Abandonment), Section 8.7 (Remedies) and the Licensing Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may only be amended, modified or supplemented by an instrument in writing signed on behalf of each Party.

9.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness; .pdf Signature. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Each of the Parties hereby irrevocably submits exclusively to the jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the Parties hereto irrevocably agrees that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the Person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail (if no automated notice of delivery failure is received by the sender) if sent prior to 8:00 p.m. Pacific Time on a Business Day, and on the next Business Day if sent after 8:00 p.m. on a Business Day or on a day other than a Business Day, (b) when delivered, if delivered personally to the intended recipient, or (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the following address for such Party:

if to Parent or Purchaser

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima

891-1394, Japan

Attention: Shinji Nitanda

Email: [***]

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati P.C.

One Market, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Robert T. Ishii

Email: [***]

Wilson Sonsini Goodrich & Rosati P.C.

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attention: Ian B. Edvalson

Email: [***]

if to the Company

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard,

Durham, North Carolina 27703

Attention: John Kollins

Email: [***]

with copies to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Joshua M. Dubofsky

Email: [***]

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter), Licensing Agreement, the Support Agreements, the CVR Agreement and the other documents and instruments executed pursuant hereto constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (a) as provided in Section 6.8 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders who tender their Shares in the Offer to receive the Offer Consideration after the Acceptance Time and the right of the Company’s stockholders who do not tender their Shares to receive the Merger Consideration after the Closing (other than holders of Dissenting Shares), (c) the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 3.4 after the Closing, and (d) the eligibility of the holders of Vested Company Options to receive CVRs after the Closing.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the Parties shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 No Other Representations and Warranties.

(a) Except for the representations and warranties of the Company contained in Article IV, Parent and Purchaser acknowledge that neither the Company nor any Company Subsidiary is making and has not made, and no other Person is making or has made on behalf of the Company or Company Subsidiaries, any express or implied representation or warranty in connection with this Agreement or the Contemplated Transactions. Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article IV, including the Company Disclosure Letter. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company and the Company Subsidiaries in connection with the Contemplated Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company and the Company Subsidiaries.

(b) Except for the representations and warranties Parent and Purchaser contained in Article V, the Company acknowledges that neither Parent nor Purchaser is making or has made, and no other Person is making or has made on behalf of the Parent or Purchaser, any express or implied representation or warranty in connection with this Agreement or the Contemplated Transactions. The Company is not relying and it has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article V, including the Parent Disclosure Letter. Such representations and warranties by Parent and Purchaser constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Contemplated Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent.

9.12 Interpretation. The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to all genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. References to “cash,” “dollars” or “$” are to U.S. dollars.

9.13 Certain Definitions: For the purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Anti-Corruption and Anti-Bribery Laws” means the FCPA, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any laws of any other jurisdiction (national, state or local) where the Company operates concerning or relating to public sector or private sector bribery or corruption.

(c) “Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Judgments that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

(d) “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in San Francisco, California.

(e) “Cash and Cash Equivalents” means all cash, cash equivalents and marketable securities determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents.

(f) “Company Affiliate” means any Person under common control with any of the Company or any Company Subsidiary within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

(g) “Company Associate” means any current or former officer, employee, independent contractor, consultant or director, of or to the Company or any Company Subsidiary or any controlled Company Affiliate.

(h) “Company Data” means all data and information Processed by or for the Company or any Company Subsidiary.

(i) “Company IP” means Company Owned IP and Company Licensed IP.

(j) “Company Licensed IP” means all Intellectual Property Rights that are exclusively licensed or purported to be exclusively licensed to the Company or any Company Subsidiary.

(k) “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(l) “Company Net Cash” means, without duplication and consistent with Schedule III, (a) the sum of the Company’s and the Company’s Subsidiaries’ Cash and Cash Equivalents (other than restricted cash), prepaid expenses, other current assets (including research & development tax credits) and right of use assets under lease agreements, in each case as of the Closing Date, minus (b) the sum of the Company’s short and long term liabilities (excluding impairment accruals and other non-cash liabilities), including accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s audited financial statements and the Company Balance Sheet to the extent consistent with GAAP, minus (c) Transaction Expenses (other than pursuant to clauses (b) or (c) of the definition of Transaction Expenses) of the Company and the Company Subsidiaries, to the extent unpaid as of the Closing, minus (d) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of the Company and the Company Subsidiaries as of the Closing Date, minus (e) all payroll, employment or other withholding Taxes incurred by the Company and the Company Subsidiaries and any Company Associate (to the extent paid or to be paid by the Company on the behalf of such Company Associate) in connection with any payment amounts set forth in clauses (c) or (d) and the exercise of any Company Option on or prior to the Effective Time, minus (f) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Legal Proceeding against the Company or any Company Subsidiary other than with respect to any Transaction Litigation, minus (g) the expected costs and expenses of the Company or any Company Subsidiary arising from Transaction Litigation (excluding any fees and expenses of legal counsel), to the extent unpaid as of the Closing and which shall in no event be deemed to be an amount in excess of (x) $100,000 in the aggregate less (y) any amounts previously paid under clause (m) to the extent not added to the calculation of Company Net Cash, minus (h) notice payments, fines or other payments to be made by the Company or any Company Subsidiary in order to terminate any existing agreement to which the Company is a party, minus (i) payments up to the unpaid deductible amount under the Company’s D&O insurance due in connection with Legal Proceedings in effect as of the date of this Agreement or initiated following the date of this Agreement and before the Closing assumed by the insurer or expected to be assumed by the insurer other than in connection with Transaction Litigation, minus (j) any premium related to the director and officer insurance tail policy (less any prepaid amounts), minus (k) the amount of any Indebtedness, minus (l) any unpaid pre-Closing Taxes, plus (m) any previously paid costs or expenses of the Company or any Company Subsidiary arising from Transaction Litigation (excluding any fees and expenses of legal counsel) as of the Closing, in excess of $100,000 in the aggregate. For illustrative purposes only, a sample statement of Company Net Cash as of the date described therein is set forth on Schedule III; provided, that all costs and expenses incurred by the Company after May 31, 2023 for or allocable to the Development, Manufacture and Commercialization of STS101, shall, to the extent they have reduced the Company Net Cash, be added back for purposes of the calculation thereof.

(m) “Company Option” means any issued and outstanding and unexercised option to purchase Shares (whether granted under any Company Stock Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(n) “Company Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any Company Subsidiary.

(o) “Company Plan” means each employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; and each stock option, stock purchase, stock appreciation, or other equity-related compensation, retention, bonus or incentive, severance, deferred compensation, employment, consulting, retention, executive compensation, change in control, supplemental income, retirement, profit sharing, vacation, paid leave or other paid time off, holiday, severance, employee loan, cafeteria, medical, disability, death benefit, worker’s compensation, fringe benefit, and each other employee benefit plan, policy, program, agreement and arrangement (whether written or oral, qualified or nonqualified, funded of unfunded, U.S. or non-U.S., currently effective or terminated), in each case, that is now, or was within the past six (6) years, maintained, sponsored or contributed to, or required to be maintained, sponsored or contributed to, by the Company or any Company Subsidiary under which compensation or benefits are or have been provided to current or former directors, employees, consultants, independent contractors of the Company or any Company Subsidiary (or their spouses, dependents or beneficiaries) or with respect to which the Company or any Company Subsidiary has or may have any liability (including on account of any ERISA Affiliate). In the case of a Company Plan funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Company Plan shall include a reference to such trust, organization or other vehicle.

(p) “Company Stock Plans” means the Company’s 2019 Incentive Award Plan and the Company’s 2016 Equity Incentive Plan (in each case, as amended from time to time).

(q) “Consent” means consent, approval, ratification, permission, authorization, clearance, waiver, Permit or order.

(r) “Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

(s) “CVR Agreement” means a Contingent Value Rights Agreement in substantially the form attached as Exhibit C.

(t) “Data Processing Policy” means any policy, statement, representation, or notice of the Company or any Company Subsidiary relating to the Processing of Company Data, privacy, data protection, or security.

(u) “Development, Manufacture and Commercialization” means any and all activities and processes for or associated with (A) obtaining, maintaining and expanding approvals for STS101, including preclinical testing, test method development and stability testing, toxicology, formulation, process development, quality assurance/control development, statistical analysis, clinical studies, quality of life assessments, pharmacoeconomics, post-marketing studies, label expansion studies, regulatory affairs, and further activities relating to development or preparation of STS101 for commercialization, (B) the manufacture, production or processing of STS101 including the active pharmaceutical ingredient, delivery device and other components therein, including activities performed in support of CMC (chemistry, manufacturing and controls), formulating active pharmaceutical ingredients into the final dosage form for incorporation into STS101 packaging, sterilization, physical and regulatory labeling and other finishing activities, quality control and assurance testing, in each case with respect to STS101, (C) the promotion, sales, marketing, and distribution for sale of STS101 (including importing, exporting, transporting, customs clearance, warehousing, invoicing, handling, and delivering STS101 to customers), sales force efforts, detailing, advertising, market research, market access (including price and reimbursement activities), marketing, and sales (including receiving, accepting, and filling orders) and distribution for sale, and all activities directed to obtaining pricing and reimbursement approvals for STS101 any and all medical education activities, including medical support planning, health economics and outcomes, publications and pharmacovigilance for STS101; and, in each case (A), (B) and (C), together with all interactions with regulatory and other governmental authorities and other regulatory affairs in support of or related to any of the foregoing. Without limiting the generality of the foregoing, the following amounts shall be deemed to be costs or expenses allocable to Development, Manufacture and Commercialization: (i) salaries, bonuses, incentive compensation or other compensation or benefits payable or paid to an employee, consultant, or independent contractor of the Company or a Company Subsidiary, including the employees and consultants set forth on Section 9.13(u) of the Company Disclosure Letter, (ii) travel expenses, other related expenses and ordinary course miscellaneous expenses of employees, consultants or independent contracts of the Company, (iii) expenses of the Company related to information technology and software support, (iv) rents, administrative fees or other amounts payable or paid with respect to the Leased Company Property or (v) administrative expenses.

(v) “Dissenting Shares” means Shares issued and outstanding immediately prior to the Effective Time that are held by a holder who has not tendered its Shares pursuant to the Offer, is entitled to demand and properly demands appraisal rights of such Shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares, at which time such Shares shall cease to be Dissenting Shares).

(w) “Environmental Laws” means any Law concerning or relating to pollution or protection of the environment or natural resources, protection of human health and safety as related to exposure to any Hazardous Materials, or the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

(x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(y) “ESPP” means the Company’s 2019 Employee Stock Purchase Plan (as amended from time to time).

(z) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(aa) “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

(bb) “FDA” means the U.S. Food and Drug Administration or any successor Governmental Entity thereto.

(cc) “Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f) (including Medicare, state Medicaid programs, TRICARE and similar or successor programs) and any other health care or payment program administered or financed in whole or in part by any domestic federal, state or local government and any successor program to any of the foregoing.

(dd) “GAAP” means United States generally accepted accounting principles.

(ee) “Governmental Entity” means any (i) federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency, legislative body or commission or other governmental authority or instrumentality, (ii) government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities); (iii) political party; (iv) royal family; (v) notified body; or (vi) public international organization (e.g., the World Bank or Red Cross).

(ff) “Governmental Official” is any (a) officer, agent, or employee of a Governmental Entity, (b) person acting in an official capacity for or on behalf of a Governmental Entity, (c) candidate for government or political office, or (d) member of a royal family.

(gg) “Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive” or a “pollutant”, or “contaminant” or terms of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, including petroleum or its by-products, asbestos and polychlorinated biphenyls.

(hh) “Health Care Laws” means all healthcare Laws applicable to the business of the Company and its Subsidiaries including without limitation: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §301 et seq.), as amended (the “FDCA”), the Public Health Service Act (42 U.S.C. § 201 et seq.) (“Public Health Service Act”), and the regulations promulgated thereunder, including good laboratory practices, good clinical practices, good manufacturing practices, or any other comparable Laws governing the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product tested, developed, promoted, marketed, manufactured or distributed by or on behalf of the Company or any of its Subsidiaries; (ii) all Laws relating to Human Subjects Research, including those applicable or relating to objectivity in research, conflicts of interest, research integrity, state and federal gifts bans and transparency laws, human subjects research consents and authorizations, adverse event reporting, proper documentation, and valid data collection and reporting procedures (collectively, clauses (i) and (ii) are referred to as the “FDA and Research Laws”) (iii) the Clinical Laboratory Improvement Act (42 U.S.C. § 263a, et seq.) (iv) HIPAA and similar applicable state Laws; (v) all applicable Laws governing physician dispensing and storage of pharmaceuticals, telemedicine, and quality, safety, and mandated reporting of incidents, occurrences, diseases and events; and (vi) any amendments to the foregoing or similar or successor Laws to the foregoing.

(ii) “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(jj) “Human Subjects Research” shall mean any “research” involving a “human subject” as set forth in applicable Law, and, if not so defined, means any of the following: (i) “research” involving a “human subject” as those terms are defined in 45 C.F.R. § 46.102; or (ii) a “clinical investigation” as defined in 21 C.F.R. § 50.3(c) and similar FDA regulations.

(kk) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, including related prepayment fees, final fees or other similar fees, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary, or any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) for deferred purchase price, including earn-outs, or (ix) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

(ll) “Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers and similar rights and any goodwill associated therewith; (c) trade secrets and know how rights in inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property; and (f) all registrations, renewals, extensions, statutory invention registrations, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

(mm) “Judgment” means any judgment, order, injunction, ruling, writ award or decree of any Governmental Entity.

(nn) “Key Supplier” means Recipharm HC Limited.

(oo) The “Knowledge” of any Person means, in the case of Parent, the actual knowledge after reasonable inquiry of any of the Persons set forth on Section 9.13(oo) of the Parent Disclosure Letter and, in the case of the Company, the actual knowledge after reasonable inquiry of any of the Persons set forth on Section 9.13(oo) of the Company Disclosure Letter.

(pp) “Law” means any federal, state, local, municipal, foreign or transnational law, constitution, resolution, code, edict, order, injunction, judgment, statute, ordinance, common law, ruling, writ, award or decree issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(qq) “Leased Company Property” means the real property leased, subleased, or licensed by or from the Company or any of its Subsidiaries, or otherwise used or occupied by the Company or any of its Subsidiaries, together with, to the extent leased, licensed or subleased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

(rr) “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

(ss) “Licensing Agreement” means the Licensing and Assignment agreement entered into between Company and Parent on June 30, 2016 (as amended as of the date of this Agreement).

(tt) “Liens” means pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, any conditional sale or title retention agreements or other third party rights or title defect of any kind or nature whatsoever).

(uu) “Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development (an “Effect”) that, individually or in the aggregate with all other Effects, (1) materially adversely affects or would reasonably be expected to materially adversely affect the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole or (2) would reasonably be expected to prevent or materially impair or delay the consummation of the Contemplated Transactions by such Person, excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries, (ii) general economic or political conditions or securities, credit, banking, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (iv) the public announcement or pendency of the Contemplated Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (ix) any health emergency, epidemic, pandemic or disease outbreak (including Covid-19) and any action by a Governmental Entity in response thereto, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (x) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Contemplated Transactions, (xi) any taking of any action not required by this Agreement at the written request of the other Parties hereto and (xii) the Strategic Alternatives Disclosure or actions taken pursuant to the Strategic Alternatives Disclosure.

(vv) “Nasdaq” means the National Association of Securities Dealers Automatic Quotation System.

(ww) “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has prevented or materially impaired or materially delayed the consummation of the Contemplated Transactions or would reasonably be expected to prevent or materially impair or materially delay the consummation of Contemplated Transactions.

(xx) “Permitted Liens” means any (1) Lien (i) for Taxes or governmental assessments, charges or claims of payment (A) not yet due and payable or (B) being contested in good faith in appropriate proceedings for which adequate reserves are reflected on the Company Balance Sheet, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business for amounts that are not delinquent, (iii) with respect to zoning, planning, and other limitations and restrictions, including all rights of any Governmental Entity (but not violations thereof), (iv) in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any license of Intellectual Property Rights, (v) with respect to this Agreement and Liens created by the execution and delivery of this Agreement, (vi) which is disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or notes thereto which has been previously provided to Parent or the Company, as applicable, or (vii) for which adequate reserves have been established, and (2) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business consistent with past practice.

(yy) “Per Share Price” means $$0.91.

(zz) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(aaa) “Privacy and Data Processing Requirement” means any applicable (i) Law relating to privacy, data protection, or security, (ii) Data Processing Policy, or (iii) contractual requirement or requirement of any self-regulatory organization, industry best practice, or industry standard (including, as applicable, the Payment Card Industry Data Security Standard) that is binding on the Company relating to the Processing of Company Data, privacy, data protection, or security.

(bbb) “Process” means, with respect to any data or information, or set of data or information, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

(ccc) “Registered IP” means all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Entity, including all patents, registered marks (including trademarks), registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

(ddd) “Restricted Person” means any Person listed on or covered by, including being owned or controlled by any Person on, any applicable list of sanctioned or restricted persons for export, import, sanctions, government contracting or related reasons administered by any government in which the Company conducts business, including the United States. The lists include but are not limited to the List of Denied Persons and Entity List administered by the U.S. Department of Commerce, and the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of Treasury.

(eee) “Rights Agent” means AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC.

(fff) “SEC” means the Securities and Exchange Commission.

(ggg) “Securities Act” means the Securities Act of 1933, as amended.

(hhh) “SOX” means the Sarbanes-Oxley Act of 2002.

(iii) “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing Person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(jjj) “Support Stockholders” means RA Capital Healthcare Fund LP, John Kollins, Tom O’Neil, Elisabeth Sandoval Little, Heath Lukatch, Michael Riebe, Mutya Harsch, Rajeev Shah, Thomas B. King, Tom Soloway.

(kkk) “Tax Return” means all Tax returns, declarations, statements, reports, estimates, claims for refund, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with a taxing authority relating to Taxes.

(lll) “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

(mmm) “Termination Fee” means $905,136.

(nnn) “Transaction Expenses” means with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with this Agreement and the Contemplated Transactions, including (a) any fees and expenses of legal counsel and accountants, the fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 and any amendments and supplements thereto; (d) only with respect to the Company, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Contemplated Transactions) that become due or payable to any current or former director, officer, employee or consultant of the Company, or any other third party, in connection with the consummation of the Contemplated Transactions; and (e) fees and expenses payable to the Key Supplier or otherwise incurred by the Company or any Company Subsidiary in connection with preserving the ability of the Key Supplier to manufacture and develop Company product candidate STS101, which shall be deemed to be an amount equal to $543,600.

9.14 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, the Parent may assign this Agreement as a whole without such consent in connection with any merger, consolidation, sale or other business combination involving the Parent, as long as the Parent provides written notice to the Company of such assignment and the assignee thereof agrees in writing to assume and be bound as the Parent hereunder.

9.15 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 9.5, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

SATSUMA PHARMACEUTICALS, INC.

By:	/s/ John Kollins
Name:	John Kollins
Title:	President and Chief Executive Officer

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD., a Japanese Corporation

By:	/s/ Ryoichi Nagata
Name:	Ryoichi Nagata
Title:	Chairman & CEO

SNBL23 MERGER SUB, INC., a Delaware corporation

By:	/s/ Shinji Nitanda
Name:	Shinji Nitanda
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

SCHEDULE I

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent’s and Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of that certain Agreement and Plan of Merger, dated as of April 16, 2023 (the “Agreement”), by and among Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”) and SNBL23 Merger Sub, Inc. a Delaware corporation (“Purchaser”) (capitalized terms that are used but not otherwise defined in this Schedule I shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at the Expiration Time:

a)	the Minimum Condition shall not have been satisfied;

b)

any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

c)	any of the following shall have occurred and continue to exist as of immediately prior to the Expiration Time:

i.

(x) the representations and warranties of the Company contained in the Agreement (except for the representations and warranties contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.3(a) (Capital Structure), 4.4 (Corporate Authority and Approval), and 4.21 (Brokers and Finders)) shall not be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of the Agreement and at and as of the Expiration Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (y) the representations and warranties of the Company contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.4 (Corporate Authority and Approval), and 4.21 (Brokers and Finders) of the Agreement shall not be true and correct in all material respects at and as of the date of the Agreement and at and as of the Expiration Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (z) the representations and warranties of the Company contained in Section 4.3(a) (Capital Structure) of the Agreement shall be true and correct in all respects, except for de minimis inaccuracies at and as of the date of the Agreement and at and as of the Expiration Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

ii.	the Company shall not have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Expiration Time.

iii.

after the date of the Agreement, there shall have occurred any Effect that, individually or in the aggregate, has resulted in a Company Material Adverse Effect that is continuing at the Expiration Time;

iv.

Parent shall not have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in clauses (i), (ii) and (iii) immediately above have been satisfied;

v.	the Agreement shall have been validly terminated in accordance with its terms; or

d)	Company Net Cash shall be less than $26,289,999.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.

SCHEDULE II

Strategic Alternatives Disclosure

Capitalized terms used but not defined in this Agreement or in Schedule II have the meaning set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”).

The Company made the following disclosure in the 2022 10-K (the “Strategic Alternatives Disclosure”):

“In November 2022 we announced that we do not plan to invest in commercializing STS101 and that we would actively explore alternatives to maximize value for shareholders, while minimizing cash expenditures. Based on the following factors, we revised our business plan and strategy in order to maximize value for our stockholders:

•	results of the Phase 3 SUMMIT trial, in which STS101 did not achieve statistical superiority to placebo on the co-primary outcome measures;

•

our belief, based on review of the SUMMIT trial results in their entirety and our primary market research conducted subsequent to announcement of the SUMMIT trial results, that STS101, if approved and successfully commercialized, has the potential to be an important and differentiated option for the acute treatment of migraine that can address the unmet needs of many people living with migraines;

•	the significant decrease in our stock price that occurred following our announcement of the SUMMIT trial results;

•	current and anticipated future capital market conditions; and

•	our projected need for substantial additional capital were we to continue to develop STS101 through potential regulatory approval and pursue independent commercialization of STS101.

Accordingly, key elements of our revised business plan and strategy are as follows:

•

seek to conclude a strategic transaction with an industrial partner or financial sponsor on favorable terms under which a counterparty will financially support and assume responsibility for completing development of and commercializing STS101 (Potential Strategic Transaction);

•

minimize cash expenditures and continue to invest in and advance the STS101 development program only to the extent necessary to maintain its viability until such time as we may be able to conclude a Potential Strategic Transaction. To this end, in March 2023, we filed an NDA with the FDA for STS101, and if the FDA accepts the NDA for substantive review, we anticipate the FDA action date for the STS101 NDA will be in January 2024; and

•	seek no further funding, as such funding, if available at all, would likely not be available on terms that would be acceptable or favorable to us.

There can be no assurance that we will be able to successfully execute our revised business plan and strategy, and in the event we are unable to timely conclude a Potential Strategic Transaction on acceptable terms, we may be forced to discontinue development of STS101, withdraw the STS101 NDA and pursue other strategic alternatives, such as dissolution and wind-down.”

SCHEDULE III

Company Net Cash Calculation

Exhibit A

Form of Tender and Support Agreement

Exhibit B

Certificate of Merger

CERTIFICATE OF MERGER

of

SNBL23 MERGER SUB, INC.

a Delaware corporation

with and into

SATSUMA PHARMACEUTICALS, INC.

a Delaware corporation

Dated:             , 2023

This Certificate of Merger (this “Certificate”) is being executed and filed pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”) by SATSUMA PHARMACEUTICALS, INC. The undersigned hereby certifies that:

FIRST: The name and jurisdiction of organization of each of the constituent entities (the “Constituent Entities”) which are to merge are as follows:

Name of Constituent Entity	Organizational Form	Jurisdiction of Organization
SNBL23 MERGER SUB, INC.	Corporation	Delaware
SATSUMA PHARMACEUTICALS, INC.	Corporation	Delaware

SECOND: The Agreement and Plan of Merger, dated as of April 16, 2023 (the “Merger Agreement”), by and among SHIN NIPPON BIOMEDICAL LABORATORIES, LTD., a Japanese corporation, SNBL23 MERGER SUB, INC., a Delaware corporation (“Purchaser”), and SATSUMA PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), has been approved, adopted, executed and acknowledged by the Company in accordance with Section 251(h) of the DGCL and by the Purchaser in accordance with Section 251(c) and Section 228 of the DGCL by the written consent of the sole stockholder of Purchaser.

THIRD: The Company will continue as the corporation surviving the merger of Purchaser with and into the Company (the “Merger”) and the name of the surviving corporation will be SATSUMA PHARMACEUTICALS, INC. (the “Surviving Company”).

FOURTH: Upon effectiveness of the Merger, the Certificate of Incorporation of the Company as in effect immediately prior to the effective time of the Merger shall be amended and restated in its entirety to read as set forth on Exhibit A hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Company until thereafter amended as provided therein or by applicable law.

FIFTH: The Merger shall become effective at the time this Certificate is filed with the Secretary of State of the State of Delaware.

SIXTH: The executed Merger Agreement is on file at the office of the Surviving Company at the following address: 4819 Emperor Boulevard, Durham, North Carolina 27703.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Company, on request and without cost, to any stockholder of either Constituent Entity.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Merger to be executed as of the date first written above.

SATSUMA PHARMACEUTICALS, INC

By:
Name:	John Kollins
Title:	President and Chief Executive Officer

Signature Page to Certificate of Merger

Exhibit A

Second Amended and Restated Certificate of Incorporation

of

SATSUMA PHARMACEUTICALS, INC

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SATSUMA PHARMACEUTICALS, INC

ARTICLE I

The name of the corporation is SATSUMA PHARMACEUTICALS, INC. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000 with par value of $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director or officer of the Company or any subsidiary of the Company shall be personally liable to the Company or its stockholders and shall otherwise be indemnified by the Company for monetary damages for breach of fiduciary duty as a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company or serves or served at any other enterprise as a director or officer at the request of the Company, any predecessor to the Company or any subsidiary of the Company.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE VIII

Except as provided in Article VII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*    *    *

Exhibit C

Form of Contingent Value Rights Agreement